Exhibit 99.1

Statements of financial position

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	4,349,547	4,458,670	27,622,165	22,122,405
Margin cash	3	125,788	64,754	912,374	641,283
Trade accounts receivable	4	3,590,711	2,575,423	18,480,150	16,416,149
Inventories	5	4,703,082	4,016,197	29,811,083	24,696,583
Biological assets	6	—	—	8,662,500	8,289,048
Recoverable taxes	7	1,506,549	1,537,885	3,664,552	4,449,734
Derivative assets		9,654	42,746	499,597	425,043
Other current assets		190,695	314,282	1,990,107	1,564,678
TOTAL CURRENT ASSETS		14,476,026	13,009,957	91,642,528	78,604,923

NON-CURRENT ASSETS
Recoverable taxes	7	5,608,724	5,754,089	8,371,242	8,444,560
Biological assets	6	—	—	2,873,067	2,573,041
Related party receivables	8	663,005	1,807,878	590,511	573,955
Deferred income taxes	9	—	—	2,420,046	3,751,335
Derivative assets		—	396,698	—	396,698
Other non-current assets		580,946	568,573	1,772,688	1,545,468
		6,852,675	8,527,238	16,027,554	17,285,057

Investments in equity-accounted investees, associates and joint venture	10	44,106,721	41,640,588	242,498	274,021
Property, plant and equipment	11	13,769,989	13,509,618	67,399,152	62,541,120
Right of use assets	12.1	199,423	135,801	8,884,423	8,257,855
Intangible assets	13	239,396	204,312	10,517,272	9,612,859
Goodwill	14	9,085,970	9,085,970	31,862,245	29,556,234

TOTAL NON-CURRENT ASSETS		74,254,174	73,103,527	134,933,144	127,527,146

TOTAL ASSETS		88,730,200	86,113,484	226,575,672	206,132,069

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of financial position

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	15	4,507,896	4,468,136	25,523,278	25,450,974
Supply chain finance	15	1,734,217	1,466,235	6,079,902	4,589,870
Loans and financing	16	1,262,087	1,297,393	10,121,300	4,316,360
Income taxes	17	—	—	908,639	403,022
Other taxes payable	17	157,581	238,006	731,561	697,157
Payroll and social charges	18	1,540,386	1,208,139	7,962,100	6,280,042
Lease liabilities	12.2	74,958	62,454	1,886,162	1,707,172
Dividends payable	20.c	4,436,392	160	4,437,007	1,938
Provisions for legal proceedings	19	—	—	1,144,412	955,866
Derivative liabilities		194,594	42,513	553,372	698,361
Other current liabilities		1,526,062	1,230,467	3,041,111	2,813,379
TOTAL CURRENT LIABILITIES		15,434,173	10,013,503	62,388,844	47,914,141

NON-CURRENT LIABILITIES
Loans and financing	16	6,450,172	11,950,708	93,163,983	92,505,465
Income and other taxes payable	17	216,271	232,324	468,023	456,865
Payroll and social charges	18	1,834,164	1,965,664	2,231,445	2,374,674
Lease liabilities	12.2	150,902	88,576	7,765,843	7,206,761
Deferred income taxes	9	2,752,215	3,136,770	6,726,881	6,585,412
Provisions for legal proceedings	19	532,311	559,310	1,477,830	1,529,624
Related party payables	8	14,163,564	14,459,311	—	—
Derivative liabilities		210,244	—	211,400	—
Other non-current liabilities		277,660	356,179	491,281	560,821
TOTAL NON-CURRENT LIABILITIES		26,587,503	32,748,842	112,536,686	111,219,622

EQUITY	20
Share capital - common shares		23,576,206	23,576,206	23,576,206	23,576,206
Capital reserve		(730,052)	(773,537)	(730,052)	(773,537)
Other reserves		26,222	30,513	26,222	30,513
Profit reserves		15,379,953	15,379,953	15,379,953	15,379,953
Accumulated other comprehensive income		5,684,386	5,138,004	5,684,386	5,138,004
Retained earnings		2,771,809	—	2,771,809	—
Attributable to company shareholders		46,708,524	43,351,139	46,708,524	43,351,139
Attributable to non-controlling interest		—	—	4,941,618	3,647,167
TOTAL EQUITY		46,708,524	43,351,139	51,650,142	46,998,306
TOTAL LIABILITIES AND EQUITY		88,730,200	86,113,484	226,575,672	206,132,069

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of income for the nine month period ended September 30, 2024 and 2023

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2024	2023	2024	2023

NET REVENUE	21	44,478,033	37,643,281	300,251,258	267,475,824
Cost of sales	25	(35,867,825)	(32,102,908)	(254,870,108)	(238,921,578)
GROSS PROFIT		8,610,208	5,540,373	45,381,150	28,554,246

Selling expenses	25	(3,769,441)	(2,933,304)	(18,875,402)	(16,963,953)
General and administrative expenses	25	(2,266,278)	(1,905,327)	(8,128,007)	(8,107,110)
Other incomes	25.1	1,825	10,561	316,284	588,084
Other expenses	25.1	(17,305)	(46,074)	(577,020)	(545,174)
NET OPERATING EXPENSES		(6,051,199)	(4,874,144)	(27,264,145)	(25,028,153)

OPERATING PROFIT		2,559,009	666,229	18,117,005	3,526,093

Finance income	22	1,040,489	1,140,412	2,706,280	1,719,701
Finance expense	22	(3,992,877)	(3,340,821)	(9,564,228)	(6,780,820)
FINANCE INCOME (EXPENSE)		(2,952,388)	(2,200,409)	(6,857,948)	(5,061,119)

Share of profit of equity-accounted investees, net of tax	10	6,837,568	562,736	1,798	49,087

PROFIT (LOSS) BEFORE TAXES		6,444,189	(971,444)	11,260,855	(1,485,939)

Current income taxes	9	375,007	(21,391)	(2,128,380)	(671,596)
Deferred income taxes	9	384,555	(150,741)	(1,106,627)	1,220,473
TOTAL INCOME TAXES		759,562	(172,132)	(3,235,007)	548,877
NET INCOME (LOSS)		7,203,751	(1,143,576)	8,025,848	(937,062)

ATTRIBUTABLE TO:
Company shareholders		7,203,751	(1,143,576)	7,203,751	(1,143,576)
Non-controlling interest		—	—	822,097	206,514
		7,203,751	(1,143,576)	8,025,848	(937,062)

Basic and diluted earnings (losses) per share - common shares (R$)	23	3.25	(0.52)	3.25	(0.52)

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of income for the three month period ended September 30, 2024 and 2023

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2024	2023	2024	2023

NET REVENUE	21	16,867,098	13,378,517	110,497,857	91,409,464
Cost of sales	25	(13,048,581)	(11,293,389)	(92,309,545)	(80,356,865)
GROSS PROFIT		3,818,517	2,085,128	18,188,312	11,052,599

Selling expenses	25	(1,399,549)	(1,068,866)	(6,751,851)	(5,509,930)
General and administrative expenses	25	(661,249)	(761,135)	(2,703,855)	(2,906,942)
Other incomes	25.1	21	3,413	121,272	87,289
Other expenses	25.1	(6,279)	(30,352)	(234,582)	(112,504)
NET OPERATING EXPENSES		(2,067,056)	(1,856,940)	(9,569,016)	(8,442,087)

OPERATING PROFIT		1,751,461	228,188	8,619,296	2,610,512

Finance income	22	303,722	323,736	851,079	602,145
Finance expense	22	(1,116,343)	(1,154,294)	(2,853,474)	(2,441,283)
FINANCE INCOME (EXPENSE)		(812,621)	(830,558)	(2,002,395)	(1,839,138)

Share of profit of equity-accounted investees, net of tax		2,740,074	1,215,064	21,611	19,661

PROFIT BEFORE TAXES		3,678,914	612,694	6,638,512	791,035

Current income taxes	9	181,819	(138,192)	(789,565)	(478,625)
Deferred income taxes	9	(18,195)	98,149	(1,653,270)	378,196
TOTAL INCOME TAXES		163,624	(40,043)	(2,442,835)	(100,429)
NET INCOME		3,842,538	572,651	4,195,677	690,606

ATTRIBUTABLE TO:
Company shareholders		3,842,538	572,651	3,842,538	572,651
Non-controlling interest		—	—	353,139	117,955
		3,842,538	572,651	4,195,677	690,606

Basic and diluted earnings (loss) per share - common shares (R$)	23	1.73	0.26	1.73	0.26

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of comprehensive income for the nine month period ended September 30, 2024 and 2023

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2024	2023	2024	2023

Net income (loss)		7,203,751	(1,143,576)	8,025,848	(937,062)

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on foreign currency translation adjustments		1,526,342	(1,627,483)	1,998,102	(1,740,085)
Gain (loss) on net investment in foreign operations		(1,028,507)	589,207	(1,028,507)	589,207
Gain on cash flow hedge	26 c3.1	7,830	15,306	7,830	15,306
Deferred income tax on cash flow hedge	26 c3.1	(2,662)	(5,204)	(2,662)	(5,204)
Valuation adjustments to equity in subsidiaries (1)		16,273	(38,328)	16,273	(38,328)
Items that will not be subsequently reclassified to statement of income:
Gain associated with pension and other postretirement benefit obligations		34,816	42,152	40,672	51,100
Income tax on gain associated with pension and other postretirement benefit obligations		(7,710)	(11,977)	(7,710)	(14,784)
Total other comprehensive income (loss)		546,382	(1,036,327)	1,023,998	(1,142,788)
Comprehensive income (loss)		7,750,133	(2,179,903)	9,049,846	(2,079,850)

Total comprehensive income (loss) attributable to:
Company shareholders		7,750,133	(2,179,903)	7,750,133	(2,179,903)
Non-controlling interest		—	—	1,299,713	100,053
		7,750,133	(2,179,903)	9,049,846	(2,079,850)

(1)	Primarily relates to foreign currency translation adjustments on conversion of indirect subsidiaries.

The accompanying notes are an integral part of these condensed interim financial statements.

Statement of comprehensive income for the three month period ended September 30, 2024 and 2023

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2024	2023	2024	2023

Net income		3,842,538	572,651	4,195,677	690,606

Other comprehensive income (loss)
Items that are or may be subsequently reclassified to profit or loss:
Gain (loss) on foreign currency translation adjustments		883,613	(621,996)	903,817	(587,072)
Gain (loss) on net investment in foreign operations		191,413	(336,229)	191,413	(336,229)
Gain on cash flow hedge		5,845	30,284	5,845	30,284
Deferred income tax on cash flow hedge		(1,987)	(10,297)	(1,987)	(10,297)
Valuation adjustments to equity in subsidiaries (1)		2,874	(17,605)	2,874	(17,605)
Items that will not be subsequently reclassified to profit or loss:
Loss associated with pension and other postretirement benefit obligations		(10,391)	(3,368)	(12,382)	(3,676)
Income tax on gain (loss) associated with pension and other postretirement benefit obligations		1,442	(6,339)	3,432	(6,339)
Total other comprehensive income (loss)		1,072,809	(965,550)	1,093,012	(930,934)
Comprehensive income (loss)		4,915,347	(392,899)	5,288,689	(240,328)

Total comprehensive income (loss) attributable to:
Company shareholders		4,915,347	(392,899)	4,915,347	(392,899)
Non-controlling interest		—	—	373,342	152,571
		4,915,347	(392,899)	5,288,689	(240,328)

(1)	Primarily relates to foreign currency translation adjustments on conversion of indirect subsidiaries.

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of changes in equity for the nine month period ended September 30, 2024 and 2023

In thousands of Brazilian Reais - R$

			Capital reserves				Profit reserves			Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction (1)	Stock options	Other reserves	Legal	Investments statutory	Tax incentive	VAE	FCTA	Retained (loss) earnings	Total	Non-controlling interest	Total equity
BALANCE ON DECEMBER 31, 2022		23,576,206	211,879	(1,050,298)	30,464	36,497	2,801,185	11,848,048	4,003,823	174,904	4,711,458	—	46,344,166	3,464,765	49,808,931

Net income		—	—	—	—	—	—	—	—	—	—	(1,143,576)	(1,143,576)	206,514	(937,062)
Foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	(1,627,483)	—	(1,627,483)	(112,602)	(1,740,085)
Gain on net investment in foreign operations		—	—	—	—	—	—	—	—	—	589,207	—	589,207	—	589,207
Losses on cash flow hedge, net of tax		—	—	—	—	—	—	—	—	10,102	—	—	10,102	—	10,102
Other comprehensive results VAE		—	—	—	—	—	—	—	—	(38,328)	—	—	(38,328)	—	(38,328)
Losses associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	30,175	—	—	30,175	6,141	36,316
Total comprehensive income		—	—	—	—	—	—	—	—	1,949	(1,038,276)	(1,143,576)	(2,179,903)	100,053	(2,079,850)
Share-based compensation		—	—	26,311	—	—	—	—	—	—	—	—	26,311	5,019	31,330
Realization of other reserves		—	—	—	—	(4,522)	—	—	—	—	—	4,522	—	—	—
Distribution of interim dividends		—	—	—	—	—	—	—	—	—	—	(2,218,116)	(2,218,116)	—	(2,218,116)
Dividend to non-controlling		—	—	—	—	—	—	—	—	—	—	—	—	(23,602)	(23,602)
Others		—	—	—	—	—	—	—	—	—	—	—	—	(392)	(392)
SEPTEMBER 30, 2023		23,576,206	211,879	(1,023,987)	30,464	31,975	2,801,185	11,848,048	4,003,823	176,853	3,673,182	(3,357,170)	41,972,458	3,545,843	45,518,301
DECEMBER 31, 2023		23,576,206	211,879	(1,015,880)	30,464	30,513	2,801,185	8,477,409	4,101,359	168,866	4,969,138	—	43,351,139	3,647,167	46,998,306
Net income (loss)		—	—	—	—	—	—	—	—	—	—	7,203,751	7,203,751	822,097	8,025,848
Foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	1,526,342	—	1,526,342	471,760	1,998,102
Gain on net investment in foreign operations (2)		—	—	—	—	—	—	—	—	—	(1,028,507)	—	(1,028,507)	—	(1,028,507)
Losses on cash flow hedge, net of tax	26 c3.1	—	—	—	—	—	—	—	—	5,168	—	—	5,168	—	5,168
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	27,106	—	—	27,106	5,856	32,962
Other comprehensive results VAE		—	—	—	—	—	—	—	—	16,273	—	—	16,273	—	16,273
Total comprehensive income		—	—	—	—	—	—	—	—	48,547	497,835	7,203,751	7,750,133	1,299,713	9,049,846
Share-based compensation		—	—	43,485	—	—	—	—	—	—	—	—	43,485	8,784	52,269
Realization of other reserves		—	—	—	—	(4,291)	—	—	—	—	—	4,291	—	—	—
Distribution of interim dividends	20.c	—	—	—	—	—	—	—	—	—	—	(4,436,233)	(4,436,233)		(4,436,233)
Dividend to non-controlling		—	—	—	—	—	—	—	—	—	—	—	—	(16,017)	(16,017)
Others		—	—	—	—	—	—	—	—	—	—	—	—	1,971	1,971
SEPTEMBER 30, 2024		23,576,206	211,879	(972,395)	30,464	26,222	2,801,185	8,477,409	4,101,359	217,413	5,466,973	2,771,809	46,708,524	4,941,618	51,650,142

(1)	Refers to changes in the equity of investees arising from PPC’s share repurchase and share-based compensation.

(2)	Refers to the net investment on foreign operations of intercompany balances between JBS S.A. and its indirect subsidiaries JBS Luxembourg S.à.r.l. and JBS Investments Luxembourg S.à.r.l.. Thus, since the balances are an extension of that entity’s investment, they are considered as equity instruments.

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of cash flows for the nine month period ended September 30, 2024 and 2023

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Notes	2024	2023	2024	2023
Cash flows from operating activities
Net income (loss)		7,203,751	(1,143,576)	8,025,848	(937,062)
Adjustments for:
Depreciation and amortization	6, 12, 13 e 14	721,994	639,286	8,557,129	7,865,984
Expected credit losses	4	35,426	35,454	47,326	49,075
Share of profit of equity-accounted investees	10	(6,837,568)	(562,736)	(1,798)	(49,087)
(Gain) Loss on sales of assets		(28,014)	13,695	(22,593)	(32,886)
Tax expense (benefit)	9	(759,562)	172,132	3,235,007	(548,877)
Net finance income/expense	22	2,952,388	2,200,409	6,857,948	5,061,119
Share-based compensation		—	—	52,269	31,330
Provisions for legal proceedings	19	83,368	182,064	161,995	429,710
Net realizable value inventory adjustments	5	(6,116)	(24,560)	55,707	(87,880)
Antitrust agreements	19	—	—	421,449	211,536
Loss due to adjustment to recoverable value		—	—	143,287	127,889
Fair value adjustment for biological assets		—	—	(269,941)	419,255
		3,365,667	1,512,168	27,263,633	12,540,106
Changes in assets and liabilities:
Trade accounts receivable		(721,236)	2,002,395	246,069	3,346,138
Inventories		(680,768)	572,148	(3,031,027)	811,024
Recoverable taxes		200,891	(103,050)	83,331	115,357
Other current and non-current assets		113,345	(31,356)	(464,728)	(410,617)
Biological assets		—	—	(1,886,598)	(1,888,893)
Trade accounts payable and supply chain finance		(83,999)	(1,049,485)	(1,321,273)	(5,411,013)
Taxes paid in installments		(251,823)	(143,443)	(251,823)	(143,443)
Other current and non-current liabilities		681,527	1,020,843	667,425	135,134
Antitrust agreements payment		—	—	(313,984)	(442,854)
Income taxes paid		—	—	(1,010,646)	(121,425)
Changes in operating assets and liabilities		(742,063)	2,268,052	(7,283,254)	(4,010,592)

Cash provided by operating activities		2,623,604	3,780,220	19,980,379	8,529,514

Interest paid		(2,179,970)	(1,004,321)	(6,211,818)	(4,554,913)
Interest received		155,889	165,465	791,565	652,936

Net cash flows provided by operating activities		599,523	2,941,364	14,560,126	4,627,537

Cash flow from investing activities
Purchases of property, plant and equipment		(990,067)	(600,376)	(4,989,429)	(5,501,456)
Proceeds from sale of property, plant and equipment		58,689	10,194	135,852	96,327
Proceeds of intangible assets	13	(8,925)	(14,341)	(31,637)	(33,012)
Additional investments in equity-accounted investees		(2,882,452)	(9,934)	—	—
Acquisitions/ incorporations, net of cash acquired		—	680	(22,060)	(9,939)
Dividends received	10	45,079	32,500	45,079	32,500
Related party transactions		8,031,473	(6,586,812)	3,511	3,897
Other		—	—	—	102,511
Cash provided by (used in) investing activities		4,253,797	(7,168,089)	(4,858,684)	(5,309,172)

Cash flow from financing activities
Proceeds from loans and financings		2,847,396	13,204,373	11,039,202	40,047,077
Payments of loans and financings		(7,726,273)	(8,975,510)	(13,881,162)	(21,810,707)
Derivatives instruments received/settled		(422,705)	(181,348)	(908,596)	(104,117)
Margin cash withdraw/(applied in)		(61,034)	12,123	(10,511)	(6,098)
Dividends paid	20.b2	—	(2,218,116)	—	(2,218,116)
Dividends paid to non-controlling interest		—	—	(16,017)	(23,602)
Capital reduction of controlled companies		—	13,184,553	—	—
Payments of leasing contracts		(63,083)	(34,588)	(1,644,232)	(1,595,295)
Cash provided by (used in) financing activities		(5,425,699)	14,991,487	(5,421,316)	14,289,142

Effect of exchange rate changes on cash and cash equivalents		463,256	251,511	1,219,634	159
Net change in cash and cash equivalents		(109,123)	11,016,273	5,499,760	13,607,666
Cash and cash equivalents beginning of period		4,458,670	2,096,334	22,122,405	13,182,158
Cash and cash equivalents at the end of period		4,349,547	13,112,607	27,622,165	26,789,824

Non-cash transactions:
		Company		Consolidated
	Notes	2024	2023	2024	2023
Non-cash additions to right of use assets and lease liabilities	12	150,027	60,815	1,727,597	2,105,268
Capitalized interests	11	29,299	(86,837)	136,434	(284,894)
Capital reduction with debt settlement (1)		(8,827,182)	—	—	—
Closing of works for fixed assets		65,365	—	65,365	—

(1)	Refers to the settlement through capital reduction of the transfer of the current account between the indirect parent company of Seara Alimentos Ltda. to its parent company Seara Holding Ltda.

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of economic value added the nine month period ended September 30, 2024 and 2022

In thousands of Brazilian Reais - R$

	Company		Consolidated
	2024	2023	2024	2023
Revenue
Sales of goods and services	45,325,526	38,386,005	303,393,969	270,271,487
Other income (expense)	(11,649)	(21,417)	46,228	183,679
Expected credit losses	(35,426)	(35,454)	(47,326)	(49,075)
	45,278,451	38,329,134	303,392,871	270,406,091
Goods
Cost of services and goods sold	(31,326,252)	(28,808,820)	(181,112,629)	(172,121,346)
Materials, energy, services from third parties and others	(6,425,505)	(5,245,480)	(52,935,218)	(50,026,971)
	(37,751,757)	(34,054,300)	(234,047,847)	(222,148,317)

Gross added value	7,526,694	4,274,834	69,345,024	48,257,774

Depreciation and Amortization	(721,994)	(639,286)	(8,557,129)	(7,865,984)

Net added value generated	6,804,700	3,635,548	60,787,895	40,391,790

Net added value by transfer
Share of profit of equity-accounted investees, net of tax	6,837,568	562,736	1,798	49,087
Financial income	1,040,489	1,140,412	2,706,280	1,719,701
Others	18,506	11,412	(241,948)	(77,783)
	7,896,563	1,714,560	2,466,130	1,691,005

NET ADDED VALUE TOTAL TO DISTRIBUTION	14,701,263	5,350,108	63,254,025	42,082,795

DISTRIBUTION OF ADDED VALUE
Labor
Salaries	3,424,325	2,084,221	32,037,541	26,907,939
Benefits	409,634	352,890	6,465,088	5,493,124
FGTS (Brazilian Labor Social Charge)	27,763	145,261	305,389	391,677
	3,861,722	2,582,372	38,808,018	32,792,740
Taxes and contribution
Federal	(1,471,327)	49,391	3,188,201	206,151
State	1,103,125	499,192	2,555,813	1,653,479
Municipal	27,241	17,758	28,268	18,905
	(340,961)	566,341	5,772,282	1,878,535
Capital Remuneration from third parties
Interests and exchange variation	3,758,709	3,221,562	9,210,359	6,571,557
Rents	31,716	33,629	808,866	576,511
Others	186,326	89,780	628,652	1,200,514
	3,976,751	3,344,971	10,647,877	8,348,582
Owned capital remuneration
Net income (loss) attributable to company shareholders	7,203,751	(1,143,576)	7,203,751	(1,143,576)
Non-controlling interest	—	—	822,097	206,514
	7,203,751	(1,143,576)	8,025,848	(937,062)
ADDED VALUE TOTAL DISTRIBUTED	14,701,263	5,350,108	63,254,025	42,082,795

The accompanying notes are an integral part of these condensed interim financial statements.

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

1 Background Information

JBS S.A (“JBS” or the “Company”), is a corporation with its headquarters office in Brazil, in the City of São Paulo, and is controlled by J&F Investimentos S.A. The Company has its shares publicly traded and listed on the “Novo Mercado” segment of the São Paulo Stock Exchange (B3 - Bolsa de Valores, Mercadorias & Futuros) under the ticker symbol “JBSS3”. In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol “JBSAY”. These individual and consolidated financial statements comprise the Company and its subsidiaries (collectively, the ‘Company’) for the period ended September 30, 2024 and were authorized by the Board of Directors on November 13, 2024.

The financial statements presented below include, in addition to the individual operations of JBS in Brazil, the activities of its subsidiaries, in Brazil and abroad.

1.1 Main operating events that occurred during the period:

1.1.1  Newcastle disease virus (NDV): On July 19, 2024, following the announcement of an outbreak of Newcastle disease virus at a poultry farm in Rio Grande do Sul, the Brazilian government announced the suspension of poultry exports from this state to various countries. In response, the indirect subsidiary Seara adjusted its production to export from other states, thereby avoiding significant impacts on operations.

1.1.2 Distribution of interim dividends: On August 13, 2024, the Company approved the distribution of interim dividends from the profit reserves in the amount of US$799,983 (equivalent to R$4.4 billion considering the exchange rate on September 30, 2024), corresponding to R$2.00 (equivalent to US$0.36 considering the exchange rate on August 13, 2024) per ordinary share on June 30, 2024, to be distributed to the shareholders. The interim dividends was distributed on October 7, 2024.

1.1.3 Agribusiness receivables certificates offering: On August 28, 2024, an offering of three series of Agribusiness Receivables Certificates (Certificados de Recebíveis do Agronegócio - CRAs) due in 2029, 2034, and 2044, respectively, were issued by Seara, an indirect subsidiary, guaranteed by JBS S.A., with an aggregate principal amount of up to US$275.8 million (equivalent to R$1.5 billion, based on the exchange rate on September 30, 2024). The offering was settled on October 3, 2024.

1.1.4 Share buyback program: On September 23, 2024, JBS S.A.’s board of directors approved a new share buyback program, pursuant to which JBS S.A. may acquire up to 113,396,357 of its outstanding common shares, representing up to approximately 5% of JBS S.A. total issued and outstanding share capital, on the B3 at prevailing market prices, during a period of 18 months from September 23, 2024. The Share Buyback Program will not affect the number of shares owned by our ultimate controlling shareholders.

1.1.5 Early redemption of Agribusiness Credit Receivable Certificates (CRA): On September 30 2024, JBS S.A. exercised the early redemption provisions of the debentures underlying three series of outstanding CRAs due 2027, 2030 and 2031, respectively (including all of the remaining outstanding series with financial covenants), which resulted in the total repayment of the related CRAs on September 30, 2024 in the aggregate amount of US$721 million (equivalent to R$3.9 billion, considering the exchange rate as of September 30, 2024).

1.1.6 Floods in Rio Grande do Sul: Regarding the floods that began on April 27, 2024, a total amount of US$19 million was recorded as administrative expenses during the nine month-period ended September 30, 2024 (US$13 million during the three-month period ended September 30, 2024). This amount relates to losses of goods, live animals, inventory, and operational costs due to flooding and logistical disruptions in the region.

1.2 Seasonality

Demand for chicken is relatively stable throughout the year in the United States, Europe and Brazil, but there are seasonal variations in the sales volume of some specific products at certain times of the year, such as: Christmas, New Year and Easter. Demand in the United States beef industry is highest in the second and third quarters, due to favorable weather conditions for outdoor activities. In Australia, the beef industry faces a drop in slaughter in the fourth quarter, as the rainy season affects cattle’s availability and transport. In Brazil, beef sales do not fluctuate significantly during the year. The pork industry in The United States and Australia have peaks in demand in the first and fourth quarters, due to the supply of pork and the holidays, which stimulate the consumption of certain pork products, with no fluctuation in pork numbers in other locations.

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

1.3 Subsequent events

Debt registration with the Securities Exchange Commission (SEC): On October 25, 2024, following the declaration of effectiveness by the United States Securities and Exchange Commission (SEC), the Company announced commencement of the acceptance period. for the Exchange Offer of the 13 existing series of debt securities (“Old Bonds”), unregistered with the SEC, for new registered debt securities (“New Bonds”). The offer was filed with the SEC on August 25, 2024, and will expire on November 25, 2024.

Distribution of interim dividends: On November 13, 2024, the Company approved the distribution of interim dividends referring to the profit reserves in the amount of R$2.22 billion, corresponding to R$1.00 per ordinary share. The interim dividends will be distributed on January 15, 2025.

2 Basis of preparation and presentation of financial statements

The financial statements were prepared in accordance with the standard CPC 21 (R1) - Interim Statements, approved by the Brazilian Accounting Standards Committee and equivalent to International Accounting Standard “IAS” 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Therefore, these Interim Condensed Financial Statements as of September 30, 2024 do not include all footnotes and information required to be considered “complete financial statements” due to redundancy in relation to what is presented in the individual and consolidated annual financial statements (December 31, 2023) prepared in accordance with the accounting practices adopted in Brazil (BRGAAP) and with International Financial Reporting Standards (IFRS), approved by the Board of Directors on August 13, 2024. The parent company’s individual financial statements are identified as “Company” and the consolidated financial statements are identified as “Consolidated”.

2.1 Functional and presentation currency

These condensed interim financial statements are presented in Brazilian reais (R$), which is the Company’s presentation and functional currency. All financial information is presented in thousands of reais, except when indicated otherwise.

2.2 New standards, amendments and interpretations

a. Standards, amendments and interpretations recently issued and adopted by the Company

IAS 1/CPC 26 – Presentation of financial statements

The amendments issued in 2020 and 2023 aim to clarify the requirements for determining whether a liability is current or non-current and require new disclosures for non-currents liabilities that are subject to future covenants. The amendments apply to annual periods beginning on or after January 1, 2024. The Company is monitoring the amendments and has not identified any impacts as a result of this amendment.

IAS 7/CPC 26 and IFRS 7/CPC 40 – Supplier financing agreements (“Risk Withdrawn”)

Effective for periods beginning on or after January 1, 2024 but not required for any interim period presented within the annual reporting period, the changes aim to increase transparency and comparability of financial information in supplier finance arrangements, which involve financing suppliers through a financial institution. Companies will be required to disclose the terms and conditions of transactions with suppliers, the effects of these arrangements on liabilities and cash flows, and on the exposure to liquidity risk related to these arrangements. The Group is monitoring the changes and will adjust the disclosure in the explanatory notes according to the standard’s requirements by the year-end’s financial statements.

b. New standards, amendments and interpretations that are not yet effective

IAS 21/CPC 02 – IAS 21/CPC 02 – Effect of changes in exchange rates and conversion of financial statements

Starting from January 1, 2025, this amendment establishes accounting requirements for situations where a functional currency cannot be converted into other currencies. In such cases, the Group must use the most recent observable exchange rate to translate the results and financial position of foreign operations into its presentation currency. The entity should also disclose this exchange rate, the date it was observed, and the reasons why the currency is non-exchangeable. The Group is monitoring the changes, and so far, no impacts have been identified.

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

3 Cash, cash equivalents and margin cash

	Company		Consolidated
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Cash on hand and at banks	3,182,986	531,461	12,201,061	8,863,520
CDB (bank certificates of deposit) and National Treasury Bill (Tesouro Selic) (1)	1,166,561	3,927,209	15,421,104	13,258,885
Cash and cash equivalents total	4,349,547	4,458,670	27,622,165	22,122,405
Margin cash	—	—	588,435	88,068
Investments in Treasury bills	125,788	64,754	323,939	553,215
Margin cash total	125,788	64,754	912,374	641,283
Total	4,475,335	4,523,424	28,534,539	22,763,688

(1)	CDBs are held at high quality financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from financial institutions having conditions and characteristics that are similar to CDB’s.

At September 30, 2024, the availability under Brasil revolving credit facilities was US$450 million (R$2.5 billion at September 30, 2024) and US$450 million (R$2.18 billion at December 31, 2023). In the United States the revolving credit facilities at September 30, 2024, was US$2.9 billion (R$15.8 billion at September 30, 2024) and US$2.9 billion (R$14 billion at December 31, 2023).

4 Trade accounts receivable

	Company		Consolidated
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Current receivables:
Domestic sales	1,221,618	746,465	10,357,580	9,296,795
Foreign sales	1,953,974	1,626,049	5,115,901	4,127,529
Subtotal	3,175,592	2,372,514	15,473,481	13,424,324
Overdue receivables:
From 1 to 30 days	234,078	155,627	2,201,031	1,925,636
From 31 to 60 days	46,576	50,765	275,832	451,089
From 61 to 90 days	22,552	6,018	132,529	142,768
Above 90 days	414,326	233,938	908,037	911,619
Expected credit losses	(290,202)	(232,988)	(485,608)	(411,088)
Present value adjustment	(12,211)	(10,451)	(25,152)	(28,199)
Subtotal	415,119	202,909	3,006,669	2,991,825
Trade accounts receivable, net	3,590,711	2,575,423	18,480,150	16,416,149

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Present value adjustment: The Company discounts its receivables to present value using interest rates directly related to customer credit profiles. The monthly interest rate used to calculate the present value of outstanding receivables on September 30, 2024 was 0.47% per transaction (1.8% per transaction at December 31, 2023).The present value adjustment is recognized as an offset to sales of products and services.

The Company and its subsidiaries enter into credit assignment transactions with financial institutions, where these institutions acquire trade accounts receivable balances held against certain third-party customers in the domestic and foreign markets. The terms of the assignment transactions result in a permanent transfer of the risks and benefits to the financial institutions.

	Company		Consolidated
Changes in expected credit losses:	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Initial balance	(232,988)	(252,719)	(411,088)	(431,170)
Additions	(35,426)	(35,454)	(47,326)	(49,075)
Write-offs/ reversals	11,956	36,041	32,790	50,456
Exchange rate variation	(33,744)	7,461	(59,984)	10,845
Closing balance	(290,202)	(244,671)	(485,608)	(418,944)

5 Inventories

	Company		Consolidated
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Finished products	3,098,040	2,514,584	18,524,966	14,990,882
Work in process	651,221	673,840	2,829,644	2,837,178
Raw materials	613,089	523,377	4,640,840	3,674,716
Supplies	340,732	304,396	3,815,633	3,193,807
	4,703,082	4,016,197	29,811,083	24,696,583

During the nine months ended September 30, 2024 and 2023, the Company recognized the net realizable value of inventories, whose additions, reversals and write-offs were recorded in cost of goods sold, in the amounts of R$6,116 and R$24,560, respectively, in the Parent Company, and (R$55,707) and R$87,880, respectively, in the Consolidated.

6 Biological assets

	Consolidated
	Current		Non-current
Changes in biological assets:	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Initial balance	8,289,048	9,710,693	2,573,041	2,619,066
Business combination	—	(127,014)	—	—
Increase by reproduction (born) and cost to reach maturity	41,605,218	47,459,516	5,471,308	3,098,991
Reduction for slaughter, sale or consumption	(47,557,586)	(50,770,468)	(277,767)	(238,184)
Purchase	1,700,208	1,666,769	945,217	672,269
Fair value adjustments	270,521	(419,255)	(580)	—
Reclassification from non-current to current	3,689,327	1,154,996	(3,689,327)	(1,154,996)
Exchange rate variation	665,764	(268,487)	200,824	(87,794)
Amortization	—	—	(2,349,649)	(2,229,509)
Closing balance	8,662,500	8,406,750	2,873,067	2,679,843

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

7 Recoverable taxes

	Company		Consolidated
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Value-added tax on sales and services - ICMS/IVA/VAT/GST	770,305	1,128,414	4,363,918	4,452,222
Social contribution on billings - PIS and COFINS	1,528,087	1,751,100	2,245,332	2,432,254
Withholding income tax - IRRF/IRPJ	4,744,111	4,333,343	5,217,754	5,792,623
Excise tax - IPI	18,494	22,645	102,442	106,528
Reintegra	29,879	29,904	44,318	43,111
Other	24,397	26,568	62,030	67,556
	7,115,273	7,291,974	12,035,794	12,894,294

Current Asset	1,506,549	1,537,885	3,664,552	4,449,734
Non-current Asset	5,608,724	5,754,089	8,371,242	8,444,560
	7,115,273	7,291,974	12,035,794	12,894,294

8 Related parties transactions

The main balances of assets and liabilities, as well as the transactions resulting in income (loss) for any period, arise from transactions between related parties at market conditions and prices. Amounts charged include borrowing costs, interest and rate differences, when applicable. The following table includes balances and the net effect on income of intercompany financing transactions between the Company and its subsidiaries:

	Company		Consolidated
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Related party receivables	663,005	1,807,878	590,511	573,955
Related party payables	(14,163,564)	(14,459,311)	—	—
	(13,500,559)	(12,651,433)	590,511	573,955

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

		Transference of costs	Statement of financial position accounts		Financial income (expense)
	Currency	(administrative and funding)	September 30, 2024	December 31, 2023	September 30, 2024	September 30, 2023
8.1 Company
a) Direct subsidiaries
- JBS Investments Luxembourg S.à.r.l (1)	US$	2.52% to 6.09% p.y.	(9,863,945)	(8,057,016)	(222,086)	(176,428)
- JBS Confinamento Ltda.	R$	CDI + 1% p.y.	22,982	(3,784)	(759)	14,598
- JBS Embalagens Metálicas Ltda	R$	CDI + 1% p.y.	2,143	54	125	3
- Brazservice Ltda.	R$	CDI + 1% p.y.	—	—	—	1,546
- Enersea Ltda.	R$	CDI + 1% p.y.	—	—	—	4
b) Indirect subsidiaries
- Seara Holding Ltda. (2)	R$	—	—	(6,398,511)	—	—
- JBS Luxembourg S.à.r.l	US$	1.83% to 7.3% p.y.	—	—	—	(74,948)
- Seara Alimentos Ltda.	R$	CDI + 1% p.y.	(4,299,619)	1,224,227	(117,089)	(663,460)
- JBS Leather Paraguay Srl	GUA	7.00% p.y.	10,449	9,642	347	337
- JBS Leather Argentina S.A.U.	US$	-	36,920	—		—

8.2 Consolidated

a) Other related parties
- J&F Investimentos S.A. (3)	R$	IPCA	590,511	570,936	16,225	10,189
- J&F Oklahoma Holdings, Inc.	R$	3.4%	—	—	—	5,690
- Flora Produtos de Higiene e Limpeza S.A.	R$	Selic	—	3,019	73	—
Total			(13,500,559)	(12,651,433)	(323,164)	(882,469)

(1)	Refers to the balance of export prepayment (PPE) receivable from the direct subsidiary JBS Investments Luxembourg S.à.r.l.

(2)	Refers to the settlement through capital reduction of the transfer of the current account between the indirect controlling company of Seara Alimentos Ltda to its controlling company Seara Holding Ltda.

(3)	Refers to the agreement entered into between JBS S.A. and J&F Investimentos S.A. and some former executives of the Company, which represents the definitive termination of the dispute subject to Arbitration Process CAM No. 186/21, by which J&F undertook to settle in accordance with the terms and conditions specified in the agreement.

The transactions above refer to working capital funding. Settlement in the future shall be through a capital contribution/ capital reduction or dividends distribution.

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

The disclosure of significant intercompany commercial transactions is in accordance with the criteria established by Management, by disclosing individual balances which are equal to or higher than 2% of the total of each transaction (sale of products, purchases, accounts receivable and accounts payable). Additionally, transactions which are below the described criteria will be disclosed if the information is relevant. This analysis is performed for each related party. If any related party has not met this criteria in the past but does in the current period, the comparative balance will be disclosed.

	Accounts receivable		Accounts payable		Purchases/Services rendered		Sale of products/Services provided
COMPANY	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Direct subsidiaries
JBS Confinamento Ltda.	2,560	2,138	43,600	28,021	41,554	547,567	2,054	9,350
JBS Toledo N.V.	43,168	11,096	—	—	—	—	260,713	245,651
JBS Chile Limitada	38,475	20,820	—	318	1,111	6,037	84,339	85,283
Brazservice Ltda.	—	—	—	—	—	39,878	—	16,704
Conceria Priante Srl	27,899	20,443	—	—	—	—	65,097	14,006
Indirect subsidiaries
Seara Alimentos Ltda.	175,913	228,076	47,009	52,593	196,251	166,153	1,899,447	1,851,243
JBS Global UK Limited	142,199	105,667	—	—	—	—	349,187	356,172
JBS Aves Ltda.	5,120	5,658	21,030	20,900	4,315	2,168	92,037	101,617
Weddel Limited	16,648	5,497	—	—	—	—	40,948	61,545
Sampco, LLC	133,162	96,505	—	—	—	—	509,505	642,742
Meat Snacks Partners do Brasil Ltda.	23,936	16,255	—	—	15	—	363,753	265,395
JBS Asia Limited	—	—	292,988	266,286	320,003	142,662	—	—
JBS Leather Asia Limited	137,550	69,532	—	—	—	—	415,098	238,869
JBS USA Holding Lux S.à.r.l.	273,336	260,857	—	—	65	20	1,029,551	645,808
Seara Comércio de Alimentos Ltda.	4,517	2,197	3,082	3,859	34,691	20,448	18,997	12,955
JBS Australia Pty.Ltd.	4,621	3,096	—	—	808	—	109,654	160,907
Zenda Leather Uruguay S.A	—	—	—	—	—	33	—	27,336
Swift Beef Company	—	—	—	—	—	1,321	—	—
Other related parties
Agropecuária Santa Luzia Ltda.	—	59	37,463	122	135,445	15,543	34	3,878
JBJ Agropecuária Ltda.	2,140	4,252	7,056	1,941	1,082,670	1,313,154	23,177	17,330
Flora Produtos de Higiene e Limpeza S.A	45,673	33,536	—	2	709	11	259,751	244,815
Eldorado Brasil Celulose S.A.	274	246	—	—	—	59	1,788	2,561
Banco Original S.A	4	34	—	—	—	—	46	54
Prima Foods S.A.	175	506	826	2,047	7,576	49,706	2,184	2,520
Agropecuaria Nelore Parana Ltda	—	—	—	3,870	—	—	—	—
JBS Australia Pty Limited	—	—	—	—	—
Guiabolso Pagamentos Ltda	10	—	11,422	—	160,493	—	79	—
	1,077,380	886,470	464,476	379,959	1,985,706	2,304,760	5,527,439	5,006,741

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Other financial transactions in the Company

The Company and a few of its subsidiaries entered into an agreement in which Banco Original, acquires trade accounts receivables held against certain of the Company’s customers in the domestic and foreign markets. The assignments are measured at market value through a permanent transfer of the risks and benefits to Banco Original of all trade accounts receivable. At September 30, 2024, the unpaid balance of transferred receivables was R$3,249,342 (R$2,664,506 at December 31, 2023) in the Company, and R$6,236,166 (R$5,158,611 at December 31, 2023) in the Consolidated, respectively. For the nine month period ended September 30, 2024, the Company incurred financial costs related to this operation in the amount of R$242,649 (R$164,405 at September 30, 2023) in the Company, and R$509,760 (R$350,287 at September 30, 2023) in the Consolidated, respectively, recognized in these interim financial statements as financial expenses.

At September 30, 2024, the Company and a few of its subsidiaries hold investments with Banco Original, in the amount of R$931,630 (R$1,482,874 at December 31, 2023) in the Company and R$3,733,828 (R$3,783,589 at December 31, 2023) in the Consolidated, recognized as cash and cash equivalents, respectively. The short term investments, CDB and similar investments have earnings similar to CDI (Certificado de Depósito Interbancário), according to both maturity and amount established at the start date of the investment, following market practices. For the nine month period ended September 30, 2024, the Company earned interest from these investments in the amount of R$35,117 (R$6,764 at September 30, 2023) in the Company, and R$134,129 (R$69,257 at September 30, 2023) in the Consolidated, respectively, recognized in these interim financial statements as financial income.

The Company enters into future delivery agreements for livestock with certain suppliers, including the JBJ Agropecuária Ltda.(“JBJ”), ensuring a fixed price when purchasing cattle without a cash impact in the Company until the maturity date of these commitments. Based on this contract of future delivery, JBJ already anticipated with the financial institutions in the supply chain finance modality. At September 30, 2024 the balance of this transaction was R$280,500 (R$299,800 at December 31, 2023).

The Company purchases residues generated from cattle slaughter for rendering operations with Prima Foods S.A.

The Company sponsor´s a youth-directed business school, whose mission is to educate future leaders by offering free, high-quality education. During the nine month period ended September 30, 2024 the Company made donations in the amount of R$81,895 (R$76,723 at September 30, 2023) recognized in these interim financial statements as general and administrative expenses.

The Company is a member of the JBS Pela Amazônia Fund, a non-profit association whose objective is to promote and finance initiatives and projects aimed at the sustainable development of the Amazon Biome. In the nine month period ended September 30, 2024, the Company made donations in the amount of R$11,500 recorded in the interim financial statements as administrative expenses.

The Company includes the related party Original Corporate Corretora de Seguros Ltda. on the bid for insurance renewal. If hired, the contracts are carried out at market value.

No expected credit losses or bad debts relating to related party transactions were recorded during the nine month period ended September 30, 2024 and 2023.

Remuneration of key management

The Company’s key management is comprised of its Executive Officers and Board of Directors. The aggregate amount of compensation received by the Company’s key management during the nine month period ended September 30, 2024 and 2023 is the following:

	nine month period ended September 30,
	2024	2023
Salaries and wages	27,973	29,958
Variable cash compensation (1)	82,214	96,876
	110,187	126,834

(1)	The Company approves the variable cash compensation for its executives, typically at the end of March of each year, for the year that has just ended. Therefore, the variable cash compensation amount presented in these financial statements is the amount actually paid during the year to which they refer, related to previous periods.

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and Investor Relations and the Executive Officers are parties to the Brazilian employment contract regime referred to as CLT (which is the Consolidation of Labor Laws), which follows all the legal prerogatives of payments and benefits.

Except for those described above, the Board of Directors members are not party to any employment contract or any other contracts for additional business benefits such as post-employment benefits or other long-term benefits, termination of work that does not conform to those requested by the CLT.

9	Income taxes

a.	Composition of deferred tax income and social contribution

	Company		Consolidated
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Deferred income taxes assets	—	—	2,420,046	3,751,335
Deferred income taxes liabilities	(2,752,215)	(3,136,770)	(6,726,881)	(6,585,412)
	(2,752,215)	(3,136,770)	(4,306,835)	(2,834,077)

	Company
	December 31, 2023	Income statement	September 30, 2024
Tax losses and negative basis of social contribution	28,991	(28,991)	—
Expected credit losses on trade accounts receivable	81,170	19,453	100,623
Provisions for contingencies	190,166	(9,180)	180,986
Present value adjustment - Trade accounts receivable	3,553	598	4,151
Right of use assets	5,178	3,811	8,989
Goodwill amortization	(3,277,762)	—	(3,277,762)
Present value adjustment - Trade accounts payable	(4,985)	5,431	446
Hedge operations (2)	(134,159)	208,154	73,995
Accrued liabilities	162,827	39,106	201,933
Realization of other reserves	(254,252)	2,211	(252,041)
Cut-off Adjustment (Revenue Recognition)	—	103,233	103,233
Other temporary differences	62,503	40,729	103,232
Deferred taxes, net	(3,136,770)	384,555	(2,752,215)

	Company
	December 31, 2022	Income statement	Other Adjustments	September 30, 2023
Expected credit losses on trade accounts receivable	88,021	(2,879)	—	85,142
Provisions for contingencies	162,583	27,967	—	190,550
Present value adjustment - Trade accounts receivable	3,318	(191)	—	3,127
Right of use assets	2,732	1,445	—	4,177
Goodwill amortization	(3,277,762)	—	—	(3,277,762)
Present value adjustment - Trade accounts payable	2,090	(7,237)	—	(5,147)
Hedge operations (2)	61,197	(101,833)	—	(40,636)
Accrued liabilities	184,190	(76,868)	—	107,322
Realization of other reserves	(257,332)	2,329	—	(255,003)
Other temporary differences	35,849	6,526	92	42,467
Deferred taxes, net	(2,995,114)	(150,741)	92	(3,145,763)

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

	Consolidated
	December 31, 2023	Income statement	Exchange variation	Other adjustments (1)	September 30, 2024
Tax losses and negative basis of social contribution	4,067,527	(1,293,319)	157,833	(3,065)	2,928,976
Expected credit losses on trade accounts receivable	184,384	65,275	10,821	—	260,480
Provisions for contingencies	607,063	(13,113)	12,136	—	606,086
Present value adjustment - Trade accounts receivable	37,024	(8,737)	—	—	28,287
Tax credits - Foreign subsidiaries	114,666	176	14,547	(389)	129,000
Labor accidents accruals	38,377	(4,691)	4,443	—	38,129
Pension plan	57,882	7,179	6,151	(45,259)	25,953
Accrued liabilities	1,118,141	403,403	129,196	—	1,650,740
Non-deductible interests	1,026,154	(78,611)	150,476	—	1,098,019
Right of use assets	123,053	44,213	5,181	—	172,447
Goodwill amortization	(4,124,007)	(53,338)	(58,384)	—	(4,235,729)
Present value adjustment - Trade accounts payable	(29,359)	9,373	—	—	(19,986)
Business combination	(2,150,748)	(193,724)	(254,951)	—	(2,599,423)
Inventory valuation	(1,002,560)	(304,603)	(138,155)	—	(1,445,318)
Hedge and hedge accounting operations (2)	(122,796)	197,696	—	(2,662)	72,238
Realization of other reserves	(559,848)	10,616	—	—	(549,232)
Accelerated depreciation and amortization	(2,489,809)	82,287	(300,790)	—	(2,708,312)
Cut-off Adjustment (Revenue Recognition)	2,982	130,191	—	—	133,173
Fair Value Adjustment Grains - Subsidiaries	—	(17,275)	—	—	(17,275)
Other temporary differences	267,797	(89,625)	(53,260)	—	124,912
Deferred taxes, net	(2,834,077)	(1,106,627)	(314,756)	(51,375)	(4,306,835)

	Consolidated
	December 31, 2022	Income statement	Exchange variation	Other adjustments (1)	September 30, 2023
Tax losses and negative basis of social contribution	3,387,144	1,483,096	(62,966)	—	4,807,274
Expected credit losses on trade accounts receivable	164,732	2,058	(1,791)	—	164,999
Provisions for contingencies	716,633	(15,373)	(8,733)	—	692,527
Present value adjustment - Trade accounts receivable	59,095	(23,406)	—	—	35,689
Tax credits - Foreign subsidiaries	68,855	(722)	(2,642)	109	65,600
Labor accidents accruals	32,032	6,212	(1,312)	—	36,932
Pension plan	54,708	499	(2,927)	(19,995)	32,285
Accrued liabilities	1,257,677	353,120	(34,776)	2	1,576,023
Non-deductible interests	399,481	571,200	(8,398)	—	962,283
Right of use assets	117,832	123,613	(2,736)	—	238,709
Goodwill amortization	(4,100,891)	(28,314)	17,627	—	(4,111,578)
Present value adjustment - Trade accounts payable	(42,292)	7,570	—	—	(34,722)
Business combination	(2,303,239)	20,953	87,699	—	(2,194,587)
Inventory valuation	(572,398)	(813,202)	21,818	—	(1,363,782)
Hedge and hedge accounting operations (2)	42,831	(68,787)	—	2,482	(23,474)
Realization of other reserves	(575,927)	12,311	—	—	(563,616)
Accelerated depreciation and amortization	(3,061,949)	(136,056)	110,518	—	(3,087,487)
Other temporary differences	404,874	(274,299)	(2,255)	17,586	145,906
Deferred taxes, net	(3,950,802)	1,220,473	109,126	184	(2,621,019)

(1)	Changes in the deferred tax balance sheet accounts that do not directly impact profit & loss accounts, are shown in a specific column in the footnotes. These changes refer mainly to the direct subsidiary Brazservice Ltda. incorporated in the Company; deferred taxes on cash flow hedge operations recognized in equity, carried out by the subsidiary Seara Alimentos; gains associated with pension and other postretirement benefit obligations in the United States of America; impacts related to the acquisitions of the King´s group in Italy and Rivalea in Australia.

(2)	The hedge and hedge accounting operations are demonstrated in footnote 26 - Risk management and financial instruments.

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

b. Reconciliation of income tax and social contribution expense:

	Company		Consolidated
	nine month period ended September 30,		nine month period ended September 30,
	2024	2023	2024	2023
Profit (loss) before income taxes (PBT)	6,444,189	(971,444)	11,260,855	(1,485,939)
Brazilian statutory corporate tax rate	-34%	-34%	-34%	-34%
Expected tax credit (expense)	(2,191,024)	330,291	(3,828,691)	505,219

Adjustments to reconcile taxable income:
Share of profit of equity-accounted investees	2,324,773	191,330	611	16,661
Investments grants (3)	462,958	732,398	864,934	1,838,797
International rate differences - Foreign subsidiaries	—	—	682,424	(218,804)
Net income arising from foreign subsidiaries (4)	165,574	(1,359,809)	147,688	(1,359,809)
Transfer pricing adjustment	(37,245)	(12,673)	(37,245)	(12,673)
Unrecognized tax benefits	48,219	—	(1,105,318)	(929,353)
Non-taxable interest - Foreign subsidiaries	—	—	60,781	495,239
Dividends Paid Abroad	—	—	(54,688)	—
Donations and social programs (3)	(3,910)	(26,086)	(3,910)	(26,086)
SELIC interests on tax credits	11,031	8,548	27,121	21,449
Other permanent differences	(20,814)	(36,131)	11,286	218,237
Current and deferred income tax (expense) income	759,562	(172,132)	(3,235,007)	548,877

Current income tax	375,007	(21,391)	(2,128,380)	(671,596)
Deferred income tax	384,555	(150,741)	(1,106,627)	1,220,473
	759,562	(172,132)	(3,235,007)	548,877
% IT/PBT	11.79%	-17.72%	-28.73%	36.94%

	Company		Consolidated
	Three month period ended September 30,		Three month period ended September 30,
	2024	2023	2024	2023
Profit (loss) before income taxes (PBT)	3,678,914	612,694	6,638,512	791,035
Brazilian statutory corporate tax rate	-34%	-34%	-34%	-34%
Expected tax credit (expense)	(1,250,831)	(208,316)	(2,257,094)	(268,952)

Adjustments to reconcile taxable income:
Share of profit of equity-accounted investees	931,625	413,122	7,348	6,656
Investments grants (3)	164,260	253,450	307,280	636,233
International rate differences - Foreign subsidiaries	—	—	330,581	(72,494)
Net income arising from foreign subsidiaries (4)	336,451	(470,475)	342,722	(470,475)
Transfer pricing adjustment	(12,415)	(3,246)	(12,415)	(3,246)
Unrecognized tax benefits	—	—	(1,129,171)	(201,287)
Non-taxable interest - Foreign subsidiaries	—	—	21,677	170,425
Dividends Paid Abroad	—	—	—	—
Donations and social programs (3)	6,519	(6,128)	6,519	(6,128)
SELIC interests on tax credits	(1,091)	3,650	5,823	8,994
Other permanent differences	(10,894)	(22,100)	(66,105)	99,845
Current and deferred income tax (expense) income	163,624	(40,043)	(2,442,835)	(100,429)

Current income tax	181,819	(138,192)	(789,565)	(478,625)
Deferred income tax	(18,195)	98,149	(1,653,270)	378,196
	163,624	(40,043)	(2,442,835)	(100,429)
% IT/PBT	4.45%	-6.54%	(36.80)%	-12.70%

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

According to IAS 12/CPC 32, the average effective tax rate is calculated by the ratio between tax expense (revenue) and accounting profit. However, it is important to note that this rate may be influenced by transactions that impact tax expense (revenue) but are not directly related to net profit for the period. Examples of such transactions include the effects of unrecognized deferred taxes, income tax and social contribution on the realization of the revaluation reserve, dividends paid abroad, and investment subsidies from previous years. In our understanding, this information should be considered when analyzing the effective tax rate.

(3) The Company and its subsidiaries have subsidies granted by state governments, as presumed credit, in accordance with the regulations of each state. The amounts appropriated from this tax incentive as revenue in the result are excluded in the calculation of taxes on profit, when the requirements set forth in the current legislation are met. During the nine month period ended September 30, 2024, the Company and its subsidiaries recorded the amount of government subsidies in the amount of R$2.44 billion (R$5.4 billion on September 30, 2023), of which R$2.54 billion of presumed credit (R$2.18 billion on September 30, 2023) was excluded from its income tax and social contribution calculation basis.

This exclusion of this tax benefit from the income tax and social contribution calculation basis on net income reflected a tax gain in nine month period ended September 30, 2024 of R$864,934 million related to the presumed credit (R$744,002 million on September 30, 2023).

On June 12, 2023, when considering Repetitive Theme 1182, the STJ understood that the requirement of IRPJ and CSLL on amounts related to ICMS tax incentives, other than those granted in the form of presumed credits, is undue, provided that the requirements of article 30 of Law No. 12,973/14 are met, given that the Company recorded the profit reserve referred to in the legislation. Law No. 14,789/23 changed the investment subsidy regime for tax purposes and revoked article 30 of Law No. 12,973/14 and its effects are being complied with by the Company for the year 2024, except with regard to presumed ICMS credits, the taxation of which was ruled out by the unified understanding of the STJ Panels that deal with tax matters in the judgment of ERESP 1,517,492/PR.

(4) According to Law No. 12,973/14, the income from foreign subsidiaries must be taxed at the Brazilian statutory tax rate of 34%, and the income tax paid abroad by these subsidiaries may be used to compensate income taxes to be paid in Brazil. The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation (profits taxed by-foreign jurisdictions included in the reconciliation of income tax and social contribution expense). The Group analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

(5) Refers to the donations made by the Company, as described in Note 25 – Expenses by nature.

Global Minimum Tax:

From 2024, Pillar II rules come into force in several countries, impacting multinationals operating in these jurisdictions.

The Company, as it is subject to such global Pillar II standards, decided to apply the exception for recognition and disclosure of information on deferred tax assets and liabilities, as well as estimated additional payment related to income tax due to measurement uncertainties and impacts.

We would like to highlight that the Company has hired a specialized company which is helping us to monitor the potential impacts that this new rule could have on the Group.

Transfer Pricing:

Transfer pricing rules in Brazil have undergone significant changes with the enactment of Law No. 14,596/2023 and Normative Instruction RFB No. 2,132/2023, aiming to align the country with international practices, such as OECD guidelines. This new regulation, whose mandatory implementation begins in calendar year 2024, changes the calculation methods and documentation required for transactions between related companies, directly impacting the way multinational companies must calculate and report their transfer pricing adjustments.

The Company is making efforts to analyze these changes in detail and assess the potential impacts on our processes. To this end, it has hired a specialized company to assist in mapping and adapting to the new requirements.

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

10 Investments in equity-accounted investees, associates and joint venture

Changes in the Company’s investments:
				Equity
	December 31, 2023	Addition (disposal)	Exchange rate variation	Changes in the equity of investees (1)	Proportionate share of income (loss)	September 30, 2024
JBS Embalagens Metálicas Ltda.	80,639	—	—	—	354	80,993
JBS Confinamento Ltda.	346,365	—	—	—	(37,882)	308,483
Conceria Priante Srl	93,959	—	12,061	—	(16,397)	89,623
JBS Leather International B.V.	550,351	—	73,191	67,887	5,507	696,936
Meat Snacks Partners, LLC. (2)	188,431	(45,079)	18,465	(18,008)	(1,767)	142,042
JBS Asset Management Corporation	94,604	—	11,474	—	(4,260)	101,818
JBS Investments Luxembourg S.à.r.l. (3)	40,061,058	(5,944,730)	4,960,434	(3,538,196)	6,873,334	42,411,900
JBS Toledo N.V.	202,936	—	28,279	—	12,949	244,164
JBS Chile Limitada	21,935	—	2,749	—	5,751	30,435
JBS Finance Luxembourg S.à.r.l.	310	—	38	—	(21)	327
Total	41,640,588	(5,989,809)	5,106,691	(3,488,317)	6,837,568	44,106,721

Changes in the Consolidated’s investments:

Refers to investments in associate and joint venture:

				Equity
	Participation	December 31, 2023	Profit distribution	Changes in the equity of investees	Proportionate share of income	September 30, 2024
Meat Snacks Partners, LLC.(2)	50%	188,431	(45,079)	457	(1,767)	142,042
JBS Foods Ontario, Inc.	100%	77,430	—	10,212	3,619	91,261
Birla Societá Agricola Srl	20%	8,160	—	1,089	(54)	9,195
Total		274,021	(45,079)	11,758	1,798	242,498

(1)	Refers to changes in the equity of investees arising from subsidiaries of the functional currency dollar of the direct subsidiary JBS Investments Luxembourg S.à.r.l. (JBS Investments Lux) to the functional currency of its subsidiaries, such as Australian dollar, Canadian dollar, Pound sterling, Euro, Mexican peso, among others.

(2)	The joint venture Meat Snacks Partners LLC distributed profits to the Company.

(3)	The Company sent cash to its direct subsidiary JBS Investments Lux and reduced capital by settling the credit assignment from the current account of the indirect parent company Seara Holding Ltda.

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Changes in the Company’s investments:

				Equity
	December 31, 2022	Addition (disposal)	Exchange rate variation	Changes in the equity of investees (1)	Proportionate share of income	September 30, 2023
JBS Embalagens Metálicas Ltda.	80,777	—	—	—	(110)	80,667
JBS Confinamento Ltda.	377,409	—	—	—	(94,338)	283,071
Conceria Priante Srl	120,500	—	(5,507)	—	(13,589)	101,404
JBS Leather International B.V.	635,828	19,707	(24,706)	(709)	(11,000)	619,120
Brazservice Ltda.	43,940	(43,304)	—	—	(636)	—
Meat Snacks Partners, LLC	209,092	(32,500)	8,997	(9,000)	45,195	221,784
Enersea Ltda.	350	(356)	—	—	6	—
JBS Asset Management Corporation	111,742	—	(4,659)	—	(2,895)	104,188
JBS Investments Luxembourg S.à.r.l.	53,603,571	(13,194,616)	(2,610,488)	1,059,042	622,562	39,480,071
JBS B.V.	(27)	264	(1)	(1)	(235)	—
JBS Toledo N.V.	195,970	—	(9,784)	—	12,662	198,848
JBS Chile Limitada	19,953	—	(2,239)	—	5,153	22,867
JBS Finance Luxembourg S.à.r.l.	404	—	(16)	—	(39)	349
Total	55,399,509	(13,250,805)	(2,648,403)	1,049,332	562,736	41,112,369

				Equity
	Participation	December 31, 2023	Profit distribution	Changes in the equity of investees	Proportionate share of income	September 30, 2023
Meat Snacks Partners, LLC	50%	209,092	(32,500)	(3)	45,195	221,785
JBS Foods Ontario, Inc.	100%	75,720	—	(2,966)	5,419	78,174
Birla Societá Agricola Srl	20%	10,025	—	(394)	(1,527)	8,104
Total		294,837	(32,500)	(3,363)	49,087	308,063

11 Property, plant and equipment

Changes in property, plant and equipment:

Company	December 31, 2023	Additions net of transferences (1)	Disposals	Depreciation expense	September 30, 2024
Buildings	3,787,295	105,329	(4,176)	(152,257)	3,736,191
Land	2,278,266	10,451	(1,169)	—	2,287,548
Machinery and equipment	3,136,140	497,616	(3,366)	(252,343)	3,378,047
Facilities	1,926,755	414,066	(180)	(107,165)	2,233,476
Computer equipment	75,093	15,658	(205)	(13,817)	76,729
Vehicles (land and air)	707,698	141,736	(21,210)	(74,518)	753,706
Construction in progress	1,528,857	(295,588)	(182)	—	1,233,087
Other	69,514	14,108	(187)	(12,230)	71,205
	13,509,618	903,376	(30,675)	(612,330)	13,769,989

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Company	December 31, 2022	Additions net of transferences (1)	Disposals	Incorporation	Depreciation expense	September 30, 2023
Buildings	3,580,188	481,578	14,402	(42,912)	(185,806)	3,847,450
Land	1,749,340	293,857	276	(83)	—	2,043,390
Machinery and equipment	3,066,247	323,003	14,181	(38,886)	(234,457)	3,130,088
Facilities	1,797,795	190,242	7,852	(843)	(86,104)	1,908,942
Computer equipment	41,814	17,859	178	(702)	(12,644)	46,505
Vehicles (land and air)	515,344	273,194	371	(25,766)	(69,324)	693,819
Construction in progress	2,214,667	(636,295)	—	—	—	1,578,372
Other	62,468	15,899	642	(1,535)	(9,352)	68,122
	13,027,863	959,337	37,902	(110,727)	(597,687)	13,316,688

Consolidated	December 31, 2023	Additions net of transferences (1)	Disposals	Depreciation expense	Exchange rate variation	September 30, 2024
Buildings	20,842,498	1,102,842	(57,522)	(1,010,963)	1,558,537	22,435,392
Land	5,856,709	117,275	(22,046)	—	271,797	6,223,735
Machinery and equipment	20,868,860	2,713,405	(121,025)	(2,506,709)	1,866,023	22,820,554
Facilities	3,698,925	672,760	(2,231)	(206,812)	9,650	4,172,292
Computer equipment	805,067	279,698	(11,108)	(196,954)	80,706	957,409
Vehicles (land and air)	1,320,041	390,599	(40,258)	(176,674)	75,364	1,569,072
Construction in progress	7,923,847	(737,136)	(22,937)	—	495,822	7,659,596
Other	1,225,173	371,184	(4,573)	(159,099)	128,417	1,561,102
	62,541,120	4,910,627	(281,700)	(4,257,211)	4,486,316	67,399,152

Consolidated	December 31, 2022	Additions net of transferences (1)	Business combination adjustments	Disposals	Depreciation expense	Exchange rate variation	September 30, 2023
Buildings	19,722,714	2,734,217	21	(77,737)	(957,115)	(545,816)	20,876,284
Land	5,512,969	305,349	—	(1,445)	—	(131,678)	5,685,195
Machinery and equipment	19,998,538	3,715,403	49,681	(152,052)	(2,226,492)	(598,574)	20,786,504
Facilities	3,001,689	777,783	—	(4,339)	(164,523)	(800)	3,609,810
Computer equipment	606,623	243,593	—	(2,951)	(162,590)	(11,729)	672,946
Vehicles (land and air)	1,121,272	395,802	—	(29,463)	(158,952)	(37,179)	1,291,480
Construction in progress	11,084,915	(2,356,037)	—	(10,551)	—	(206,447)	8,511,880
Other	1,122,072	228,206	(73)	(46,601)	(131,288)	(23,063)	1,149,253
	62,170,792	6,044,316	49,629	(325,139)	(3,800,960)	(1,555,286)	62,583,352

(1)	Additions for each category includes transfer from construction in progress during the period.

For nine month period ended September 30, 2024, the amount of capitalized interest added to construction in progress and included in additions in the Company was R$29,299 (R$100.994 at September 30, 2023) and R$136,434 (R$284.594 at September 30, 2023) in the Consolidated. The capitalization rate used at September 30, 2024 was 14.41% p.y in the Company and 5.82% p.y in the Consolidated (14.35% p.y. in the Company and 7.94% p.y. in the Consolidated on December 31, 2023 )

The Company tests the recoverability of its assets annually using the value in use concept through cash flow models. The test is formalized at the end of the fiscal year on December 31, and monitors indicators of impairment during the course of the fiscal year. In the nine month period ended September 30, 2024, the Company recognized impairment of fixed assets in the amount of US$26.7 million (equivalent to R$145.5 million), related to the restructuring of the indirect subsidiary Pilgrim’s Pride Corporation (PPC).

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

12 Leases

The Company uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for the present value’s calculation of the lease provision of the identified assets and, consequently, for the monthly accrual of financial interest were 6.27% p.y. in the Company (6.68% on December 31, 2023) and 5,08% p.y. in the Consolidated (5.85% on December 31, 2023), in accordance with the term of each lease agreement and the economic policy of each subsidiary’s domicile.

12.1 Right of use asset

Changes in the right of use assets:

Company	December 31, 2023	Additions (1)	Terminated contracts	Amortization	September 30, 2024
Buildings	22,633	48,547	(4,954)	(14,198)	52,028
Computer equipment	51,240	—	—	(23,742)	27,498
Machinery and equipment	37,956	82,377	(5,506)	(23,068)	91,759
Operating plants	11,999	—	(5,135)	(3,443)	3,421
Land	505	335	—	(291)	549
Vehicles (land)	11,468	18,769	(353)	(5,716)	24,168
	135,801	150,028	(15,948)	(70,458)	199,423

Company	December 31, 2022	Additions (1)	Terminated contracts	Amortization	September 30, 2023
Buildings	30,041	4,112	—	(11,654)	22,499
Computer equipment	10,728	—	—	(6,950)	3,778
Machinery and equipment	12,747	35,589	(263)	(10,186)	37,887
Operating plants	623	16,958	—	(4,225)	13,356
Land	253	793	—	(425)	621
Vehicles (land)	272	3,329	(54)	(610)	2,937
	54,664	60,781	(317)	(34,050)	81,078

Consolidated	December 31, 2023	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	September 30, 2024
Growing facilities	3,899,030	329,979	(128,977)	(624,256)	229,618	3,705,394
Buildings	2,576,093	846,631	(74,519)	(354,001)	275,188	3,269,392
Computer equipment	75,203	(853)	—	(33,507)	2	40,845
Machinery and equipment	436,204	339,349	(22,525)	(183,411)	36,692	606,309
Operating plants	95,348	(652)	(21,251)	(17,479)	1,510	57,476
Land	92,882	3,432	(76)	(10,229)	8,243	94,252
Vehicles (land)	1,083,095	190,501	(13,109)	(287,933)	138,201	1,110,755
	8,257,855	1,708,387	(260,457)	(1,510,816)	689,454	8,884,423

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2022	Business combination adjustments	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	September 30, 2023
Growing facilities	4,299,324	(51,500)	742,291	(56,016)	(621,214)	(90,285)	4,222,600
Buildings	2,227,940	—	794,113	(29,262)	(308,629)	(42,759)	2,641,403
Computer equipment	48,089	—	(162)	—	(16,645)	(2)	31,280
Machinery and equipment	547,282	—	125,734	(5,456)	(191,645)	(16,326)	459,589
Operating plants	97,601	—	27,156	(686)	(23,734)	(789)	99,548
Land	102,478	—	6,955	(117)	(9,650)	(2,316)	97,350
Vehicles (land)	1,052,178	—	388,571	(3,341)	(269,761)	(56,166)	1,111,481
	8,374,892	(51,500)	2,084,658	(94,878)	(1,441,278)	(208,643)	8,663,251

(1)	Additions for each category includes PIS and COFINS to be paid.

12.2 Lease liabilities

	Company		Consolidated
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Undiscounted lease payments	256,994	168,452	11,803,866	10,953,118
Present value adjustment	(31,134)	(17,422)	(2,151,861)	(2,039,185)
	225,860	151,030	9,652,005	8,913,933
Breakdown:
Current liabilities	74,958	62,454	1,886,162	1,707,172
Non-current liabilities	150,902	88,576	7,765,843	7,206,761
	225,860	151,030	9,652,005	8,913,933

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Changes in the lease liabilities:

Company	December 31, 2023	Additions	Interest accrual	Payments	Terminated contracts	September 30, 2024
Lease liabilities	151,030	150,027	7,844	(63,083)	(19,958)	225,860

Company	December 31, 2022	Additions	Interest accrual	Payments	Terminated contracts	September 30, 2023
Lease liabilities	62,698	60,815	4,773	(34,588)	(335)	93,363

Consolidated	December 31, 2023	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	September 30, 2024
Lease liabilities	8,913,933	1,727,597	392,298	(1,843,813)	(282,639)	744,629	9,652,005

Consolidated	December 31, 2022	Business combination adjustments	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	September 30, 2023
Lease liabilities	8,984,008	(51,501)	2,105,268	367,535	(1,777,882)	(39,545)	(290,122)	9,297,761

The amounts recognized as lease expense are shown below:

	Company		Consolidated
	2024	2023	2024	2023
Variable lease payments	8,778	6,330	2,469,755	2,265,973
Short term lease liability	21,391	18,176	622,334	969,567
Non-material lease liability	2,754	7,597	4,688	23,542
	32,923	32,103	3,096,777	3,259,082

The non-current portion of the lease liabilities schedule is as follows:

	September 30, 2024
	Company	Consolidated
2025	11,442	1,350,993
2026	57,166	1,333,326
2027	45,851	1,022,515
2028	38,761	837,888
2029	12,390	710,326
Maturities thereafter 2029	3,140	4,174,710
Total Future Minimum Lease Payments	168,750	9,429,758
Present Value of Lease Liabilities	(17,848)	(1,663,915)
Leases payable - non-current	150,902	7,765,843

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

13 Intangible assets

Changes in intangible assets:

Company	December 31, 2023	Additions	Amortization expenses	September 30, 2024
Amortizing:
Trademarks	171,628	—	(29,494)	142,134
Softwares	30,448	74,290	(9,712)	95,026
Others	2,236	—	—	2,236
	204,312	74,290	(39,206)	239,396

Company	December 31, 2022	Additions	Amortization expenses	September 30, 2023
Amortizing:
Trademarks	10,487	2,228	(3,721)	8,994
Softwares	20,534	12,113	(3,828)	28,819
	31,021	14,341	(7,549)	37,813

Consolidated	December 31, 2023	Additions	Disposals	Amortization expenses	Exchange rate variation	September 30, 2024
Amortizing:
Trademarks	1,651,771	3,550	—	(115,461)	206,048	1,745,908
Softwares	120,746	89,698	(39)	(24,421)	1,194	187,178
Customer relationships	2,353,676	—	—	(283,913)	319,461	2,389,224
Supplier contract	135,931	—	—	(14,733)	5,541	126,739
Others	5,049	168	—	(925)	328	4,620
Non-amortizing:
Trademarks	5,290,539	2,437	—	—	707,118	6,000,094
Water rights	55,147	1,187	—	—	7,175	63,509
	9,612,859	97,040	(39)	(439,453)	1,246,865	10,517,272

Consolidated	December 31, 2022	Additions	Disposals	Amortization expenses	Exchange rate variation	September 30, 2023
Amortizing:
Trademarks	1,648,336	2,228	—	(84,363)	(38,720)	1,527,481
Softwares	109,985	29,895	(72)	(19,013)	(293)	120,502
Customer relationships	2,868,194	11,566	(11,884)	(275,498)	(101,928)	2,490,450
Supplier contract	159,187	—	—	(14,339)	(2,521)	142,327
Others	4,345	181	(146)	(1,024)	(176)	3,180
Non-amortizing:
Trademarks	5,479,137	1,244	—	—	(214,879)	5,265,502
Water rights	59,205	—	—	—	(3,055)	56,150
	10,328,389	45,114	(12,102)	(394,237)	(361,572)	9,605,592

Impairment test:

Annualy, the Company tests the recoverability of its assets using the concept of value in use through cash flow models and at the nine month period ended September 30, 2024, there were no indications of impairment.

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

14 Goodwill

In the Company, goodwill is recognized under the caption “Investments in subsidiaries, associate and joint venture” because for the investor it is part of its investment in the subsidiary’s acquisition; and as goodwill, in the Consolidated because it refers to expectation of future earnings from the acquired subsidiary, which assets and liabilities are consolidated with the Company’s. Therefore, in the Company there is only goodwill from incorporations in the amount of R$9,085,970 and in the Consolidated all goodwill are recognized as intangible. For tax purposes, all the goodwill recorded in the Company was fully amortized in the year ended December 31, 2021.

Changes in goodwill:	Consolidated
	September 30, 2024	December 31, 2023
Initial balance	29,556,234	30,412,362
Business combination adjustments	–	64,206
Exchange rate variation	2,306,011	(920,334)
Closing balance	31,862,245	29,556,234

	Consolidated
CGU	September 30, 2024	December 31, 2023
Brazil Beef	9,069,926	9,069,926
Seara	3,714,639	3,713,132
USA Pork	3,783,891	3,362,447
Moy Park (1)	—	3,764,512
Pilgrim’s Food Masters (PFM) (1)	—	1,629,983
Australia Smallgoods	1,715,274	1,503,698
Australia Meat	1,551,352	1,359,994
PPC - Fresh Poultry (1)	2,325,799	—
PPC - Brands & Snacking (1)	1,523,953	—
PPC - Fresh Pork/Lamb (1)	1,173,412	—
PPC - Food Service (1)	1,003,131	—
PPC - Meals (1)	337,842	—
Others CGUs without significant goodwill	5,663,026	5,152,542
Total	31,862,245	29,556,234

The Company tests annually. For the nine month period ended September 30, 2024 there were no indications that goodwill within any CGU was impaired.

(1)	On July 1, 2024, the Company effectively completed the reorganization of the cash-generating units (CGU) Moy Park and Pilgrim’s Food Masters, driven by restructuring initiatives at its indirect subsidiary, Pilgrim’s Pride Corporation (“PPC”) in Europe. The purpose of these activities is to integrate core operations and reallocate processing capacities across production facilities, resulting in the closure of some facilities in Europe. As a result of this reorganization, the Company reassigned assets and liabilities to the applicable CGUs and allocated goodwill using the relative net assets approach. The new CGUs are Fresh Pork/Lamb, Fresh Poultry, Food Service, Meals, and Brands & Snacking. The Company then performed an interim impairment test on the CGUs on both a pre- and post reorganization basis. There was no impairment recognized in the nine-month period ended September 30, 2024 as a result of these tests.

The Company additionally assessed if its reorganization indicated that any carrying amounts of its non-goodwill intangible assets might not be recoverable. The reorganization did not result in any change in business use for any of the intangible assets and therefore, the Company determined that no indicators were present that required the test of the recoverability of the asset group-level carrying amounts of its intangible assets in the nine-month period ended September 30, 2024.

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

15 Trade accounts payable

	Company		Consolidated
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Domestic
Commodities	2,423,970	2,613,599	8,249,731	8,527,807
Materials and services	1,257,817	1,103,675	15,347,108	15,120,057
Finished products	509,445	251,126	454,406	184,266
Present value adjustment	(16,982)	(36,772)	(65,685)	(95,094)
	4,174,250	3,931,628	23,985,560	23,737,036

Foreign
Commodities	—	55,948	82,521	151,795
Materials and services	331,049	480,235	1,449,310	1,552,561
Finished products	2,597	325	5,887	9,582
	333,646	536,508	1,537,718	1,713,938

Total trade accounts payable	4,507,896	4,468,136	25,523,278	25,450,974

Supply chain finance (1)
Domestic	1,734,217	1,466,235	6,019,867	4,552,484
Foreign	—	—	60,035	37,386
Total supply chain finance	1,734,217	1,466,235	6,079,902	4,589,870

Total	6,242,113	5,934,371	31,603,180	30,040,844

(1)	The Company and its indirect subsidiary Seara Alimentos carry out transactions with financial institutions that allow the suppliers to anticipate their receivables in the domestic market. It should be emphasized, operationally and commercially, there are no identifiable changes to the conditions applied in the negotiations with suppliers such as price or flexibility on payment terms. In addition, this operation did not bring any other cost to the Group and all financial costs of the operation are the responsibility of the suppliers.

The Company enters into purchase agreements for livestock with certain suppliers ensuring a fixed price, or to fix, when purchasing cattle, without a cash impact in the Company until the receiving the cattle or maturity date of these commitments. Based on this future commitment contract, JBJ has already advanced this operation with the banks under the supply chain finance modality. At September 30, 2024 the balance of this transaction was R$343,333 (R$358,139 at December 31, 2023).

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

16 Loans and financing

	Company
	Average annual		Index on variable		Current		Non-Current
Type	interest rate	Currency	rate loans	Payment terms	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Foreign currency
ACC	6.15%	USD	—	2024	415,378	252,514	—	—
Prepayment	7.38%	USD	SOFR	2024-27	—	26,776	—	844,059
FINIMP	6.46%	USD EUR	Euribor	2025	31,464	151,490	—	3,131
Working capital - American Dollar	8.92%	USD	SOFR	2024 - 30	2,024	1,751	12,593	12,359
CRA	4.92%	USD	—	2024 - 38	8,534	2,139	356,512	186,218
					457,400	434,670	369,105	1,045,767
Local currency
Credit note - export	12.97%	BRL	CDI	2024 - 30	1,610	11,066	4,032	1,035,206
CRA	10.86%	BRL	CDI e IPCA	2024 - 37	735,313	721,645	6,063,546	9,746,977
Working capital - Brazilian Reais	17.45%	BRL	TJLP	2023 - 28	—	24,597	—	79,061
CDC	15.50%	BRL	—	2024 - 28	67,457	103,101	13,489	43,670
FINAME	5.99%	BRL	—	2024 - 25	307	2,314	—	27
					804,687	862,723	6,081,067	10,904,941

					1,262,087	1,297,393	6,450,172	11,950,708

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

	Consolidated
	Average annual		Index on variable		Current		Non-Current
Type	interest rate	Currency	rate loans	Payment terms	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Foreign currency
ACC	6.07%	USD	—	2024	5,073,107	252,514	—	—
Prepayment	7.38%	USD	SOFR	2024 - 27	—	26,776	—	844,059
FINIMP	6.46%	USD e EUR	Euribor	2025	31,464	151,490	—	3,131
White Stripe credit facility	8.45%	USD e CAD	—	-	—	14,001	—	—
Working capital - American Dollar	7.01%	USD	SOFR	2024 - 30	2,024	1,751	12,593	12,359
CRA	5.36%	USD	—	2024 - 38	8,534	2,139	356,512	186,218
Scott credit facilities	2.20%	USD	—	2030	—	—	—	8,787
Credit note - export	6.96%	USD	SOFR	2025	548,934	—	—	—
Others	6.53%	—	—	—	71,862	—	9,763	—
Local currency					5,735,925	448,671	378,868	1,054,554

FINAME	5.99%	BRL	—	2024 - 25	307	2,314	—	27
Prepayment	7.09%	GBP, USD	BoE, SOFR	2024 - 25	3,681	265,814	—	290,478
Notes 2,50% JBS Lux 2027	2.50%	USD	—	2027	28,374	55,878	5,389,773	4,774,587
Notes 5,13% JBS Lux 2028	5.13%	USD	—	2028	41,171	93,045	4,840,648	4,291,318
Notes 6,50% JBS Lux 2029	6.50%	USD	—	2029	11,278	5,248	380,468	377,065
Notes 3,00% JBS Lux 2029	3.00%	USD	—	2029	15,799	36,106	3,204,731	2,838,018
Notes 5,50% JBS Lux 2030	5.50%	USD	—	2030	76,971	154,486	6,760,407	6,002,878
Notes 3,75% JBS Lux 2031	3.75%	USD	—	2031	33,293	7,567	2,663,250	2,398,080
Notes 3,00% JBS Lux 2032	3.00%	USD	—	2032	61,291	18,557	5,350,514	4,746,125
Notes 3,63% JBS Lux 2032	3.63%	USD	—	2032	39,875	80,990	5,205,175	4,766,124
Notes 5,75% JBS Lux 2033	5.75%	USD	—	2033	258,828	142,668	8,854,297	9,687,901
Notes 6.75% JBS Lux 2034	6.75%	USD	—	2034	22,125	149,596	8,096,543	7,630,203
Notes 4,38% JBS Lux 2052	4.38%	USD	—	2052	34,563	78,957	4,835,609	4,295,380
Notes 6,50% JBS Lux 2052	6.50%	USD	—	2052	181,209	40,648	8,313,263	7,394,040
Notes 7.25% JBS Lux 2053	7.25%	USD	—	2053	132,661	90,382	4,814,154	4,275,904
Notes 4,25% PPC 2031	4.25%	USD	—	2031	90,814	43,436	4,596,819	4,765,795
Notes 3,50% PPC 2032	3.50%	USD	—	2032	13,827	50,834	4,859,630	4,314,489
Notes 6,25% PPC 2033	6.25%	USD	—	2033	81,569	212,649	5,260,610	4,763,926
Notes 6,88% PPC 2034	6.88%	USD	—	2034	69,708	36,983	2,646,137	2,345,983
Working capital - Brazilian Reais	10.99%	BRL	TJLP	2024 - 28	—	24,597	—	79,061
Working capital - Euros	4.00%	EUR	Euribor	2024 - 28	109,090	83,507	64,684	49,314
Credit note - export	12.97%	BRL	CDI	2024 - 30	5,265	14,103	6,332	1,039,597
CDC	15.31%	BRL	—	2024 - 28	71,175	103,101	13,489	43,670
Rural - Credit note - Prefixed	10.99%	BRL	—	2024	2,065,278	1,176,088	—	—
CRA	15.31%	BRL	CDI e IPCA	2024 - 37	735,313	721,645	6,063,546	9,746,977
Scott credit facilities	7.69%	USD, EUR	—	2025	—	97,247	—	2,561
Beardstown Pace credit facilities	3.65%	USD	—	2050	—	32,383	—	313,232
JBS Australia feedlot	2.76%	AUD	—	2028	—	4,807	—	164,861
Others	4.68%	Several	Several	2031	201,910	44,053	565,036	53,317
					4,385,375	3,867,689	92,785,115	91,450,911

					10,121,300	4,316,360	93,163,983	92,505,465

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, LIBOR, Euribor, SOFR, IPCA, TJLP, among others.

At September 30, 2024, the availability under Brasil revolving credit facilities was US$450 million (R$2.5 billion at September 30, 2024) and US$450 million (R$2.18 billion at December 31, 2023). In the United States the revolving credit facilities at September 30, 2024, was US$2.9 billion (R$15.8 billion at September 30, 2024) and US$2.9 billion (R$14 billion at December 31, 2023).

The non-current portion of the principal payment schedule of loans and financing is as follows:

	September 30, 2024
Maturity	Company	Consolidated

2025	10,238	44,995
2026	7,694	121,576
2027	44,456	5,462,173
2028	337,216	5,390,618
2029	123,115	3,749,857
Maturities thereafter 2029	5,927,453	78,394,764
	6,450,172	93,163,983

16.1 Guarantees and contractual restrictions (“covenants”)

The Company was in compliance with all of its debt covenant restrictions at September 30, 2024 and until the date that these interim financial statements were approved.

17 Other taxes payable

	Company		Consolidated
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Taxes payable in installments	277,929	288,891	315,864	329,110
PIS / COFINS tax payable	—	74,531	89,898	158,964
ICMS / VAT / GST tax payable	49,401	52,630	237,513	171,067
Withholding income taxes	33,247	48,137	42,767	50,966
IPTU and others	13,275	6,141	513,542	443,915
Subtotal	373,852	470,330	1,199,584	1,154,022
Income taxes payable	—	—	908,639	403,022
Total	373,852	470,330	2,108,223	1,557,044

Breakdown:
Current liabilities	157,581	238,006	1,640,200	1,100,179
Non-current liabilities	216,271	232,324	468,023	456,865
	373,852	470,330	2,108,223	1,557,044

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

18 Payroll and social charges

	Company		Consolidated
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Social charges in installments	2,217,820	2,344,071	2,222,332	2,369,913
Bonus and vacation along with related social charges	587,050	335,059	4,856,291	3,563,866
Salaries and related social charges	544,094	478,270	2,777,245	2,437,111
Others	25,586	16,403	337,677	283,826
	3,374,550	3,173,803	10,193,545	8,654,716
Breakdown:
Current liabilities	1,540,386	1,208,139	7,962,100	6,280,042
Non-current liabilities	1,834,164	1,965,664	2,231,445	2,374,674
	3,374,550	3,173,803	10,193,545	8,654,716

Labor taxes payable in installments: In December 2022, the Federal Supreme Court (STF) in a decision favorable to the Direct Action of Unconstitutionality (ADI No. 4,395), declared that was unconstitutional the subrogation of the collection of social security contributions referring to the Assistance Fund for Rural Workers (FUNRURAL) to slaughterhouses, consumer companies, consignees or cooperatives purchasing production. The Company is also waiting for the approval of the minute of judgment and the decision by the STF that will define the period for which the decision will take effect. On September 30, 2024, the Company and its subsidiaries have recognized under “Social charges in installments” the amount of R$1.52 billion, in the Company (R$1.69 in December 31,2023) and R$1.52 billion (R$1.71 in December 31,2023), in the Consolidated related to the FUNRURAL. For the nine month period ended September 30, 2024, the Company and its subsidiaries paid installments in cash and offset with the balance of recoverable taxes the amount of R$1.43 billion (R$ 1,17 billion in December 31,2023), in the Company and R$1.5 billion (R$1.22 billion in December 31,2023) in the Consolidated. The Company is still awaiting the approval of the judgment minutes that will announce the ruling, as well as any modulation of effects by the STF that will define the period for which the decision will take effect.

19 Provisions for legal proceedings

The Company is part of several lawsuits arising in the ordinary course of business for which provisions are recognized based on estimated costs determined by Management as follows:

	Company		Consolidated
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Current liabilities	—	—	1,144,412	955,866
Non-current liabilities	532,311	559,310	1,477,830	1,529,624
	532,311	559,310	2,622,242	2,485,490

	Company
	September 30, 2024				December 31, 2023
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total

Brazil	258,320	144,861	129,130	532,311	252,703	128,135	178,472	559,310
Total	258,320	144,861	129,130	532,311	252,703	128,135	178,472	559,310

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

	Consolidated
	September 30, 2024				December 31, 2023
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total

Brazil	538,022	381,060	551,083	1,470,165	522,569	355,844	643,924	1,522,337
USA	—	1,144,406	—	1,144,406	—	955,861	—	955,861
Other jurisdictions	334	234	7,103	7,671	312	232	6,748	7,292
Total	538,356	1,525,700	558,186	2,622,242	522,881	1,311,937	650,672	2,485,490

	Company
	Labor	Civil	Tax and Social Security

December 31, 2023	252,703	128,135	178,472
Additions, disposals and changes in prognosis	107,779	50,682	(75,093)
Payments	(112,438)	(46,592)	(1,188)
Monetary correction	10,276	12,636	26,939
September 30, 2024	258,320	144,861	129,130

December 31, 2022	252,392	77,765	148,028
Additions, disposals and changes in prognosis	102,253	64,651	15,160
Payments	(118,445)	(50,691)	—
Monetary correction	18,387	25,915	25,027
September 30, 2023	254,587	117,640	188,215

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

	Consolidated
	Labor		Civil			Tax and Social Security
Jurisdiction	Brazil	Others	Brazil	USA	Others	Brazil	Others

December 31, 2023	522,569	312	355,844	955,861	232	643,924	6,748
Additions, disposals and changes in prognosis	261,080	—	78,606	422,832	—	(126,281)	13
Payments	(273,937)	—	(83,129)	(376,972)	(21)	(9,774)	1
Monetary correction	28,310	—	29,739	190	(191)	43,214	1
Exchange rate variation	—	22	—	142,495	214	—	340
September 30, 2024	538,022	334	381,060	1,144,406	234	551,083	7,103

December 31, 2022	517,526	432	253,262	909,127	116	543,296	6,753
Additions, disposals and changes in prognosis	227,649	15	108,835	211,536	—	93,167	44
Payments	(254,877)	(43)	(89,536)	(442,854)	—	(2,718)	(64)
Monetary correction	39,837	—	67,531	—	—	63,205	—
Exchange rate variation	—	(112)	—	(46,155)	(5)	—	(230)
September 30, 2023	530,135	292	340,092	631,654	111	696,950	6,503

In the subsidiary JBS USA:

Civil Proceedings: Refer to class action lawsuits alleging violations of federal and state antitrust laws and laws addressing unfair competition, unjust enrichment, unusual business practices, and consumer protection laws in the sale of pork and chicken. In the nine month period ended September 30, 2024, a provision in the amount of US$81,226 (equivalent to R$442,527) and US$42.200 (equivalent to R$211,321 as of September 30,2023) was recognized. In the nine month period ended September 30, 2024 there was a payment of US$68,640(equivalent to R$373,958) and US$90.300 (equivalent to R$452,186 as of September 30,2023), leaving the provisioned amount of US$210,056 (equivalent to R$1,144,406) and US$126,140 (equivalent to R$631,659 as of September 30,2023).

The Company, together with its legal department and hired external offices, continues to monitor the developments of the antitrust legal proceedings and understand that the accounting provisions measured and known up to the date of approval of these financial statements are sufficient for risk coverage.

In Consolidated - possible lawsuits:

In the nine month period ended September 30, 2024, the Company did not identify any relevant changes in the amount of lawsuits whose probability of loss is possible.

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

20 Equity

a. Share capital: Share capital on September 30, 2024 was R$23,576,206 (R$23,576,206 at December 31, 2023), represented by 2,218,116,370 common shares, having no nominal value.

b. Tax incentive reserve: The Company and its subsidiaries have grants granted by state governments, such as partial and full reduction of the tax base of certain goods in its production chain, in accordance with the regulations of each state and presumed ICMS tax credits. The appropriated amounts of these tax incentives as income in income are excluded in the calculation of taxes on income when the requirements set forth in current legislation are met.

At the nine month period ended September 30, 2024, the Company and its subsidiaries calculated the amount of government grants totaling R$7,97 billion, of which R$3,87 billion will be recognized in the tax incentive reserve at the year-end financial statements, as the Company calculates enough accumulated profit.

c. Distribution of interim dividends: On August 13, 2024, the Company approved the distribution of interim dividends from the profit reserves in the amount of R$4,44 billion, equivalent to R$2.00 per ordinary share on June 30, 2024, to be distributed to the shareholders. The interim dividends was distributed on October 7, 2024.

21 Net revenue

	Company				Consolidated
	Nine month period ended September 30,		Three month period ended September 30,		Nine month period ended September 30,		Three month period ended September 30,
	2024	2023	2024	2023	2024	2023	2024	2023
GROSS REVENUE
Sales of products and services
Domestic sales	25,505,930	22,743,164	9,117,859	7,945,427	233,032,764	209,048,897	84,777,946	71,076,830
Export sales	21,213,958	16,903,540	8,523,320	6,124,198	77,267,833	67,585,006	29,184,751	23,581,882
	46,719,888	39,646,704	17,641,179	14,069,625	310,300,597	276,633,903	113,962,697	94,658,712
SALES DEDUCTION
Returns and discounts	(1,394,362)	(1,260,699)	(474,561)	(417,888)	(6,906,628)	(6,362,416)	(2,444,416)	(2,218,612)
Sales taxes	(847,493)	(742,724)	(299,520)	(273,220)	(3,142,711)	(2,795,663)	(1,020,424)	(1,030,636)
	(2,241,855)	(2,003,423)	(774,081)	(691,108)	(10,049,339)	(9,158,079)	(3,464,840)	(3,249,248)
NET REVENUE	44,478,033	37,643,281	16,867,098	13,378,517	300,251,258	267,475,824	110,497,857	91,409,464

21.1 Customer contract balances

Customer contract liabilities relate to payments received in advance of satisfying the performance obligation under the contract. A contract liability is recognized when the Company has an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. The Company recognizes revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the balance sheet.

		Company		Consolidated
	Note	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Trade accounts receivable	4	3,590,711	2,575,423	18,480,150	16,416,149
Contract liabilities		(949,094)	(652,228)	(1,227,812)	(1,571,478)
Total customer contract revenue		2,641,617	1,923,195	17,252,338	14,844,671

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

22 Net finance income (expense)

	Company				Consolidated
	Nine month period ended September 30,		Three month period ended September 30,		Nine month period ended September 30,		Three month period ended September 30,
	2024	2023	2024	2023	2024	2023	2024	2023
Exchange rate variation	217,320	386,885	(271,784)	186,648	398,510	520,625	(381,142)	223,759
Fair value adjustments on derivatives	(1,215,106)	119,358	184,497	(242,893)	(1,807,506)	(279,297)	303,925	(278,004)
Interest expense (1)	(1,985,787)	(2,980,155)	(692,438)	(860,889)	(6,525,551)	(6,237,591)	(2,214,924)	(2,092,755)
Interest income (2)	366,888	391,276	119,225	137,088	1,600,943	1,123,863	547,154	378,386
Bank fees and others	(335,703)	(117,773)	(152,121)	(50,512)	(524,344)	(188,719)	(257,408)	(70,524)
	(2,952,388)	(2,200,409)	(812,621)	(830,558)	(6,857,948)	(5,061,119)	(2,002,395)	(1,839,138)

Financial income	1,040,489	1,140,412	303,722	323,736	2,706,280	1,719,701	851,079	602,145
Financial expense	(3,992,877)	(3,340,821)	(1,116,343)	(1,154,294)	(9,564,228)	(6,780,820)	(2,853,474)	(2,441,283)
	(2,952,388)	(2,200,409)	(812,621)	(830,558)	(6,857,948)	(5,061,119)	(2,002,395)	(1,839,138)

(1)	For the nine month period ended September 30, 2024 and 2023, the amounts of R$908,175 and R$1,322,522, respectively, in the Company and R$4,519,473 and R$4,260,522, in the Consolidated refers to interest expenses from loans and financings expenses recognized under the caption “Interest expense”.
(2)	For the nine month period ended September 30, 2024 and 2023, the amounts of R$107,651 and R$116,509, respectively, in the Company and R$730,235 and R$307,483, respectively, in the Consolidated refers to interest income from short investments recognized under the caption “Interest income”.

23 Earnings (loss) per share

Basic and diluted: There were no changes in the basic earnings (loss) per share calculation assumptions since the disclosed financial statements from December 31, 2023.

	Nine month period ended September 30,		Three month period ended September 30,
	2024	2023	2024	2023
Net income attributable to Company shareholders	7,203,751	(1,143,576)	3,842,538	572,651
Weighted average common shares outstanding	2,218,116,370	2,218,116,370	2,218,116,370	2,218,116,370
Weighted average - common shares outstanding	2,218,116,370	2,218,116,370	2,218,116,370	2,218,116,370

Basic and diluted earnings (losses) per share - (R$)	3.25	(0.52)	1.73	0.26

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

24 Operating segments and information by geographic area

The Company’s Management has defined the reportable operating segments based on the reports used for strategic decision-making, analyzed by the chief operating decision maker (CODM) - the Company’s president (CEO). The Company has seven reportable segments: Brazil, Seara, North American Beef, US Pork, PPC Chicken, Australia and Others. The segment’s operating profit or loss is assessed by the CODM, based on adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization).

Adjusted EBITDA consists of profit or loss before taxes, applying the same accounting policies described in these financial statements, except for the following adjustments as described below: exclusion of equity in the income statement, exclusion of financial result, exclusion of depreciation and amortization expenses, exclusion of expenses with DOJ and antitrust agreements described in note 19, exclusion of donations and expenses with social programs, exclusion of asset impairment, exclusion of expenses with restructuring projects, exclusion of claims - Rio Grande do Sul, payment and tax installments - special program and exclusion of some other revenues (expenses).

There are no changes in the structure of operating segments and geographic reporting since the disclosed financial statements from December 31, 2023.

The information by consolidated operational segments is as follows:

Nine month period ended September 30, 2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	47,839,069	34,078,794	93,911,868	32,067,010	70,757,072	25,676,963	2,159,276	306,490,052	(6,238,794)	300,251,258
Adjusted EBITDA (2)	3,918,370	5,769,227	753,412	4,173,207	10,865,978	2,758,635	18,791	28,257,620	(6,729)	28,250,891

Nine month period ended September 30, 2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	40,626,948	30,847,785	85,181,321	28,081,100	64,196,657	22,404,287	3,229,244	274,567,342	(7,091,518)	267,475,824
Adjusted EBITDA (2)	1,456,614	1,133,285	1,052,054	1,638,866	5,449,311	1,357,407	(36,766)	12,050,771	(9,033)	12,041,738

Three month period ended September 30, 2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	18,057,962	12,166,437	35,006,173	11,326,438	25,403,859	9,896,266	843,556	112,700,691	(2,202,834)	110,497,857
Adjusted EBITDA (2)	2,094,383	2,557,784	650,737	1,368,030	4,302,639	966,825	(473)	11,939,925	—	11,939,925

Three month period ended September 30, 2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	14,441,141	10,207,775	29,054,246	9,890,497	21,261,373	7,687,894	686,660	93,229,586	(1,820,122)	91,409,464
Adjusted EBITDA (2)	484,386	566,440	502,726	1,020,860	2,195,034	664,625	(21,658)	5,412,413	(3,011)	5,409,402

(1)	Includes intercompany and intersegment transactions.

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

(2)	The Adjusted EBITDA and reconciled with the consolidated profit before consolidated income tax as follows below:

	Nine month period ended September 30,		Three month period ended September 30,
	2024	2023	2024	2023
Profit before Income Tax	11,260,855	(1,485,939)	6,638,512	791,035
Equity	(1,798)	(49,087)	(21,611)	(19,661)
Financial result	6,857,948	5,061,119	2,002,395	1,839,138
Operating profit	18,117,005	3,526,093	8,619,296	2,610,512
Depreciation and amortization	8,557,129	7,865,984	3,010,283	2,615,613
Antitrust agreements (1)	421,449	211,536	3,882	51,245
Donations and social programs (2)	93,395	55,286	19,915	18,050
Impairment assets (7)	—	108,300	—	(4,434)
Restructuring (3)	439,144	193,390	170,993	4,587
Accident - Rio Grande do Sul (4)	105,053	—	72,600	—
Tax payments and installments - Extraordinary (5)	426,579	—	—	—
Other operating income (expense), net (6)	91,137	81,149	42,956	113,829
Total Adjusted EBITDA for operating segments - with elimination	28,250,891	12,041,738	11,939,925	5,409,402
Elimination reversal	6,729	9,033	—	3,011
Total Adjusted EBITDA for reportable segments	28,257,620	12,050,771	11,939,925	5,412,413

(1)	Refers to the agreements entered by JBS USA and its subsidiaries.
(2)	Refers to the donations, as described in Note 25 – Expenses by nature.
(3)	Refers to multiple restructuring initiatives (including related impairment), primarily those in the indirect subsidiary Pilgrim’s Pride Corporation (PPC), which are registered as Other expenses, as well as other non-significant restructuring projects that are registered as General and administrative expenses.
(4)	Refers to the loss resulting from the floods that occurred in Rio Grande do Sul.
(5)	Refers to the special program for paying tax processes in installments with exemption from fines and reduced interest.
(6)	Refers to several adjustments basically in JBS USA’s jurisdiction such as third-party advisory expenses acquisitions, marketing of social programs, insurance claims, among others.
(7)	Refers to the impairment of assets of the Planterra business unit, which had its activities terminated during the 2023 fiscal year.

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

For additional information, the net revenue and total assets are present below segregated by geographic area.

Nine month period ended September 30, 2024
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	176,409,104	82,981,054	23,500,639	23,671,178	1,439,330	308,001,305	(7,750,047)	300,251,258
Total assets	97,250,661	83,639,920	22,997,961	30,541,888	1,609,305	236,039,735	(9,464,063)	226,575,672

Nine month period ended September 30, 2023
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	158,196,178	66,791,584	20,827,112	22,259,364	953,908	269,028,146	(1,552,322)	267,475,824
Total assets	169,391,117	88,387,080	18,035,723	25,687,713	10,333,315	311,834,948	(97,320,392)	214,514,556

Three month period ended September 30, 2024
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	64,510,579	30,626,022	9,127,711	8,504,931	541,213	113,310,456	(2,812,599)	110,497,857

Three month period ended September 30, 2023
	North and Central America (2)	América do Sul	Austrália	Europa	Outros	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	53,586,027	23,207,199	7,214,114	7,339,259	392,501	91,739,100	(329,636)	91,409,464

(1)	Includes intercompany and intersegment transactions.
(2)	Including the holdings located in Europe that are part of the North American operation.

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

25 Expenses by nature

The Company’s policy is to present expenses by function on the consolidated statement of income (loss). Expenses by nature are disclosed below:

	Company				Consolidated
	Nine month period ended September 30,		Three month period ended September 30,		Nine month period ended September 30,		Three month period ended September 30,
	2024	2023	2024	2023	2024	2023	2022	2021
Cost of sales
Cost of inventories, raw materials and production inputs	(32,780,531)	(29,802,125)	(11,934,343)	(10,529,540)	(214,851,630)	(204,252,299)	(77,996,552)	(68,795,014)
Salaries and benefits	(2,526,936)	(1,923,489)	(907,842)	(642,889)	(32,438,656)	(27,792,595)	(11,650,757)	(9,293,106)
Depreciation and amortization	(560,358)	(377,294)	(206,396)	(120,960)	(7,579,822)	(6,876,684)	(2,662,236)	(2,268,745)
	(35,867,825)	(32,102,908)	(13,048,581)	(11,293,389)	(254,870,108)	(238,921,578)	(92,309,545)	(80,356,865)

Selling
Freights and selling expenses	(3,046,076)	(2,346,524)	(1,127,460)	(856,711)	(14,838,943)	(14,244,185)	(4,675,740)	(4,609,830)
Salaries and benefits	(392,541)	(333,752)	(139,005)	(114,994)	(2,231,797)	(1,116,042)	(1,411,825)	(381,038)
Depreciation and amortization	(20,768)	(67,302)	(6,221)	(22,881)	(278,718)	(242,631)	(102,105)	(81,030)
Advertising and marketing	(161,980)	(110,141)	(70,154)	(34,289)	(1,211,371)	(1,147,634)	(436,570)	(364,911)
Commissions	(122,948)	(73,447)	(55,656)	(28,854)	(278,186)	(212,129)	(110,729)	(76,335)
Net impairment losses	(25,128)	(2,138)	(1,053)	(11,137)	(36,387)	(1,332)	(14,882)	3,214
	(3,769,441)	(2,933,304)	(1,399,549)	(1,068,866)	(18,875,402)	(16,963,953)	(6,751,851)	(5,509,930)

General and administrative
Salaries and benefits	(942,245)	(839,233)	(366,252)	(356,360)	(4,034,201)	(4,359,486)	(1,582,531)	(1,575,463)
Fees, services held and general expenses	(1,089,770)	(816,118)	(237,973)	(309,149)	(2,880,373)	(2,734,133)	(851,585)	(996,345)
Depreciation and amortization	(140,868)	(194,690)	(37,109)	(72,713)	(698,589)	(746,669)	(245,942)	(265,839)
DOJ and Antitrust agreements	—	—	—	—	(421,449)	(211,536)	(3,882)	(51,245)
Donations and social programs (1)	(93,395)	(55,286)	(19,915)	(22,913)	(93,395)	(55,286)	(19,915)	(18,050)
	(2,266,278)	(1,905,327)	(661,249)	(761,135)	(8,128,007)	(8,107,110)	(2,703,855)	(2,906,942)

(1)	Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the company to support actions for social transformation where the Company is present and donations to the JBS Fund For The Amazon.

The Company incurred expenses with internal research and development, in the amount of R$4,435 (R$3,289 at September 30, 2023), in the Company and R$22,025 (R$29,482 at September 30, 2023), in the Consolidated.

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

25.1 Other income and expenses

Other income: As of September 30, 2024, the Company has recorded in other income the amount of R$316,284 (R$588,084 as of September 30, 2023), of which mainly refers to the gain on the sale of assets, extemporaneous tax credits, receipt of claim, among other insignificant items.

Other expenses: As of September 30, 2024, the Company has recorded in other expenses the amount of R$577,020 (R$545,174 as of September 30, 2023), of which mainly refer to restructuring expenses, loss on sale of assets, among other non-significant items.

Restructuring expenses

The Company recorded in other expenses the amount of R$434,443 (R$193,423 as of September 30, 2023) related to restructuring initiatives in its indirect subsidiary Pilgrim’s Pride Corporation (“PPC”) in the reportable segment Europe. The purpose of these activities is to integrate core operations and reallocate processing capacity among production facilities, resulting in the closure of some facilities in the Europe reportable segment.

For the nine month period ended September 30, 2024, PPC has recognized the following expenses and paid the following amounts related to restructuring initiatives:

	Nine month period ended September 30, 2024
	Provisions	Expenses	Payments

Pilgrim’s Europe Central	14,007	143,324	122,621
Pilgrim’s Food Masters	81,612	186,383	76,521
Pilgrim’s Pride Ltd.	12,743	104,736	12,506
Moy Park	10,962	—	4,603
Total	119,324	434,443	216,251

	Three month period ended September 30, 2024
	Provisions	Expenses	Payments

Pilgrim’s Europe Central	(1,180)	21,033	22,747
Pilgrim’s Food Masters	25,762	83,856	31,953
Pilgrim’s Pride Ltd.	6,478	66,104	8,917
Moy Park	(751)	—	1,165
Total	30,309	170,993	64,782

These expenses are recorded under other expenses in the income statement for the period.

The following table reconciles liabilities and reserves associated with each restructuring initiative from its inception through September 30, 2024. These balances are accrued in other current liabilities.

	December 31, 2023	Complement	Payments	Exchange rate variation	September 30, 2024 (*)

Labor termination	17,676	215,604	(167,648)	8,484	74,116
Termination	7,732	10,910	(16,195)	560	3,007
Adjustment to recoverable value of assets	1,738	144,422	(146,268)	109	1
Others	22,419	63,507	(47,729)	4,003	42,200
Total	49,565	434,443	(377,840)	13,156	119,324

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

	December 31, 2022	Complement	Payments	Exchange rate variation	September 30, 2023 (*)

Labor termination	32,047	104,349	(130,445)	(432)	5,519
Termination	4,811	6,623	(554)	(203)	10,677
Adjustment to recoverable value of assets	15,690	25,061	(41,201)	2,173	1,723
Others	34,051	57,391	(57,250)	(3,149)	31,043
Total	86,599	193,424	(229,450)	(1,611)	48,962

(*)	Recognized in each of its respective balance accounts.

26 Risk management and financial instruments

Financial instruments are recognized in the consolidated financial statements as follows:

		Company		Consolidated
	Notes	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Assets
Fair value through profit or loss (1)
Financial investments	3	937,923	3,594,468	15,157,808	12,791,962
National treasury bills	3	354,426	397,495	587,235	1,020,138
Derivative assets		9,654	439,444	499,597	821,741
Loans and receivables at amortized cost (2)
Cash at banks	3	3,182,986	531,461	12,201,061	8,863,520
Margin cash	3	—	—	588,435	88,068
Trade accounts receivable	4	3,590,711	2,575,423	18,480,150	16,416,149
Related party receivables	8	626,085	1,807,877	590,511	573,955
Total		8,701,785	9,346,168	48,104,797	40,575,533
Liabilities
Amortized cost
Loans and financing	16	(7,712,259)	(13,248,101)	(103,285,283)	(96,821,825)
Trade accounts payable and supply chain finance	15	(6,242,113)	(5,934,371)	(31,603,180)	(30,040,844)
Related party payables	8	(4,299,619)	(6,402,295)	—	—
Lease liabilities	12	(225,860)	(151,030)	(9,652,005)	(8,913,933)
Other financial liabilities		(380,625)	(473,930)	(381,441)	(503,702)
Fair value through profit or loss
Derivative liabilities		(404,838)	(42,513)	(764,772)	(698,361)
Total		(19,265,314)	(26,252,240)	(145,686,681)	(136,978,665)

(1)	CDBs are updated at the effective rate but have a really short-term and negotiated with financial institutions, and their recognition is similar to fair value. The national treasury bill is recognized according to market value.
(2)	Loans and receivables are classified as amortized cost, but without any change in their nature or business model. The accounts receivable are short-term and net from expected losses.

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Fair value of assets and liabilities through profit or loss: The Company and its subsidiaries determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing at short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value can not be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

	Company
	September 30, 2024			December 31, 2023
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	937,923	937,923	1,000,451	2,594,017	3,594,468
National treasury bills	354,426	—	354,426	397,495	—	397,495
Derivative assets	—	9,654	9,654	—	439,444	439,444

Financial liabilities
Derivative liabilities	—	404,838	404,838	—	42,513	42,513

	Consolidated
	September 30, 2024			December 31, 2023
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	15,157,808	15,157,808	1,000,451	11,791,511	12,791,962
National treasury bills	587,235	—	587,235	1,020,138	—	1,020,138
Derivative assets	—	499,597	499,597	—	821,741	821,741

Financial liabilities
Derivative liabilities	—	764,772	764,772	—	698,361	698,361

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes under Rule 144-A and Regulation S, are estimated using the closing sale price of these securities informed by a financial newswire on September 30, 2024 and December 31, 2023, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Company’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Company’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of loans and financings:

	Consolidated
	September 30, 2024			December 31, 2023
Description	Principal	Price (% of the Principal)	Market Value of the Principal	Principal	Price (% of the Principal)	Market Value of the Principal
Notes 2,50% JBS Lux 2027	5,448,101	95.75%	5,216,666	4,841,300	92.10%	4,458,643
Notes 5,13% JBS Lux 2028	4,901,874	101.51%	4,975,893	4,357,170	99.66%	4,342,312
Notes 3,00% JBS Lux 2029	3,268,861	93.26%	3,048,441	2,904,780	88.24%	2,563,178
Notes 6,5% JBS Lux 2029	380,855	100.90%	384,275	377,491	99.27%	374,746
Notes 5,5% JBS Lux 2030	6,808,410	101.41%	6,904,204	6,051,625	98.55%	5,963,876
Notes 3,75% JBS Lux 2031	2,685,914	92.06%	2,472,760	2,420,650	86.45%	2,092,652
Notes 3,00% JBS Lux 2032	5,448,101	86.85%	4,731,512	4,841,300	81.66%	3,953,212
Notes 3,625% JBS Lux 2032	5,279,755	91.35%	4,823,320	4,841,300	85.60%	4,144,298
Notes 5,75% JBS Lux 2033	9,052,973	103.89%	9,404,772	9,924,665	99.35%	9,860,452
Notes 6,75% JBS Lux 2034	8,210,539	111.14%	9,125,603	7,746,080	105.27%	8,154,530
Notes 4,375% JBS Lux 2052	4,903,291	80.02%	3,923,809	4,357,170	74.36%	3,239,817
Notes 6,50% JBS Lux 2052	8,433,660	106.93%	9,018,450	7,504,015	100.71%	7,557,218
Notes 7.25% JBS Lux 2053	4,903,291	116.93%	5,733,614	4,357,170	109.34%	4,764,129
Notes 4,25% PPC 2031	4,662,076	95.22%	4,438,996	4,841,300	90.27%	4,369,999
Notes 3,5% PPC 2032	4,903,291	88.52%	4,340,491	4,357,170	84.47%	3,680,371
Notes 6,25% PPC 2033	5,339,139	106.31%	5,675,878	4,841,300	102.90%	4,981,794
Notes 6,875% PPC 2034	2,724,050	110.97%	3,022,743	2,420,646	108.05%	2,615,416
	87,354,181		87,241,427	80,985,132		77,116,643

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Risk management:

The Company during the regular course of its operations is exposed to a variety of financial risks that include the effects of changes in market prices, (including foreign exchange, interest rate risk and commodity price risk), credit risk and liquidity risk. Such risks are fully disclosed in the financials statements at December 31, 2023. There were no changes in the nature of these risks in the current period. Below are the risks and operations to which the Company is exposed and a sensitivity analysis for each type of risk, consisting in the presentation of the effects in the finance income (expense), net, when subjected to possible changes, of 25% to 50%, in the relevant variables for each risk. For each probable scenario, the Company utilizes the Value at Risk Methodology (VaR),for the confidence interval (C.I.) of 99% and a horizon of one day.

a. Interest rate risk

The Company understands that the quantitative data referring to the Company’s interest rate exposure risk on September 30, 2024 and December 31, 2023, are in accordance with the Financial and Commodity Risk Management Policy and are representative of the exposure incurred during the period. For informational purposes and in accordance with our Financial and Commodities Risk Management Policy, the notional amounts of assets and liabilities exposed to floating interest rates are presented below:

	Company		Consolidated
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Net exposure to the CDI rate:
CDB-DI (Bank certificates of deposit)	1,166,561	75,631	4,868,712	4,567,894
Margin cash	125,788	64,754	712,357	152,822
Related party transactions	(4,274,494)	1,223,516	—	3,019
Credit note - export	(5,642)	(1,046,272)	(11,597)	(1,053,700)
CRA - Agribusiness Credit Receivable Certificates	—	(293,753)	—	(293,753)
Rural - Credit note	—	—	—	(5,847)
Subtotal	(2,987,787)	23,876	5,569,472	3,370,435
Derivatives (Swap)	(8,163,499)	(5,992,578)	(8,163,499)	(6,910,347)
Total	(11,151,286)	(5,968,702)	(2,594,027)	(3,539,912)
Liabilities exposure to the LIBOR rate:
Margin cash	—	—	—	250,540
CRA - Agribusiness Credit Receivable Certificates	(6,511,993)	(10,174,868)	(6,511,993)	(10,174,868)
Related party transactions	590,511	570,936	590,511	570,936
Treasury bills	—	—	198,152	134,183
Subtotal	(5,921,482)	(9,603,932)	(5,723,330)	(9,219,209)
Derivatives (Swap)	6,204,890	6,892,396	6,204,891	6,892,396
Total	283,408	(2,711,536)	481,561	(2,326,813)
Net exposure to the IPCA rate:
Working capital - Reais	—	(3,734)	—	(3,734)
Total	—	(3,734)	—	(3,734)
Liabilities exposure to the SOFR rate:
Prepayment	—	(870,835)	—	(1,360,264)
Working capital - USD	(14,617)	(14,110)	(14,617)	(14,110)
Total	(14,617)	(884,945)	(14,617)	(1,374,374)
Assets exposure to the CPI rate:
Margin cash	—	—	—	237,921
Total	—	—	—	237,921

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Sensitivity analysis as of September 30, 2024:

			Scenario (I) VaR 99% I.C. 1 day			Scenario (II) Interest rate variation - 50%			Scenario (III) Interest rate variation - 100%
Contracts		Current		Effect on income			Effect on income			Effect on income
exposure	Risk	scenario	Rate	Company	Consolidated	Rate	Company	Consolidated	Rate	Company	Consolidated
CDI	Increase	10.65%	10.70%	(5,130)	(1,182)	15.98%	(593,806)	(136,794)	21.30%	(1,187,612)	(273,588)

			Scenario (I) VaR 99% I.C. 1 day			Scenario (II) Interest rate variation - 25%			Scenario (III) Interest rate variation - 50%
Contracts		Current		Effect on income			Effect on income			Effect on income
exposure	Risk	scenario	Rate	Company	Consolidated	Rate	Company	Consolidated	Rate	Company	Consolidated
IPCA	Decrease	4.24%	4.23%	(17)	(29)	3.18%	(3,005)	(5,106)	2.12%	(6,011)	(10,212)
SOFR	Increase	4.96%	4.96%	(1)	(1)	6.20%	(181)	(181)	7.44%	(363)	(363)
				(18)	(30)		(3,186)	(5,287)		(6,374)	(10,575)

			Company
			September 30, 2024				December 31, 2023
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value
	IPCA	2024	—	—	—	—	537,534	689,751	(540,408)	149,343
	IPCA	2027	978,410	1,004,553	(1,031,094)	(26,541)	387,000	457,602	(413,456)	44,146
	IPCA	2028	—	—	—	—	442,000	526,622	(484,293)	42,329
	IPCA	2030	—	—	—	—	1,400,000	1,697,548	(1,590,808)	106,740
	IPCA	2031	1,460,217	1,709,370	(1,731,249)	(21,879)	1,398,524	1,616,904	(1,578,406)	38,498
Swap	IPCA	2032	1,146,025	1,242,196	(1,316,260)	(74,064)	425,166	501,657	(510,557)	(8,900)
	IPCA	2034	800,000	828,939	(843,923)	(14,984)	—	—	—	—
	IPCA	2036	—	—	—	—	91,135	113,710	(119,336)	(5,626)
	IPCA	2037	1,185,591	1,419,832	(1,580,328)	(160,496)	1,040,017	1,288,602	(1,295,723)	(7,121)
	IPCA	2038	881,290	934,905	(955,211)	(20,306)	—	—	—	—
	IPCA	2039	129,136	136,560	(137,335)	(775)	—	—	—	—
	IPCA	2044	500,000	533,654	-568,099	(34,445)	—	—	—	—
			7,080,669	7,810,009	(8,163,499)	(353,490)	5,721,376	6,892,396	(6,532,987)	359,409

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

			Company
			September 30, 2024				December 31, 2023
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value
	CDI	2024	—	—	—	—	880,000	915,329	(917,770)	(2,441)
	IPCA	2024	—	—	—	—	537,534	689,751	(540,408)	149,343
	IPCA	2027	978,410	1,004,553	(1,031,094)	(26,541)	387,000	457,602	(413,456)	44,146
	IPCA	2028	—	—	—	—	442,000	526,622	(484,293)	42,329
	IPCA	2030	—	—	—	—	1,400,000	1,697,548	(1,590,808)	106,740
	IPCA	2031	1,460,217	1,709,370	(1,731,249)	(21,879)	1,398,524	1,616,904	(1,578,406)	38,498
Swap	IPCA	2032	1,146,025	1,242,196	(1,316,260)	(74,064)	425,166	501,657	(510,557)	(8,900)
	IPCA	2034	800,000	828,939	(843,923)	(14,984)	—	—	—	—
	IPCA	2036	—	—	—	—	91,135	113,710	(119,336)	(5,626)
	IPCA	2037	1,185,591	1,419,832	(1,580,328)	(160,496)	1,040,017	1,288,602	(1,295,723)	(7,121)
	IPCA	2038	881,290	934,905	(955,211)	(20,306)	—	—	—	—
	IPCA	2039	129,136	136,560	(137,335)	(775)	—	—	—	—
	IPCA	2044	500,000	533,654	(568,099)	(34,445)	—	—	—	—
			7,080,669	7,810,009	(8,163,499)	(353,490)	6,601,376	7,807,725	(7,450,757)	356,968

b. Exchange rate risk:

Below are presented the risks related to the most significant exchange rates fluctuation given the relevance of these currencies in the Company’s operations and the stress analysis scenarios and VaR to measure the total exposure as well as the cash flow risk with B3 and the Chicago Mercantile Exchange. In the Consolidated, the Company discloses these exposures considering the fluctuations of a exchange rate in particular towards the functional currency of each subsidiary.

	Consolidated
	USD		EUR		GBP
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
OPERATING
Cash and cash equivalents	4,729,792	2,767,180	284,010	161,775	4,205	16,901
Trade accounts receivable	1,908,085	1,530,322	310,157	237,649	59,766	38,864
Sales orders (1)	—	2,345,443	—	257,417	—	81,782
Trade accounts payable	(311,100)	(246,588)	(52,654)	(27,667)	(23)	(237)
Operating subtotal	6,326,777	6,396,357	541,513	629,174	63,948	137,310
FINANCIAL
Loans and financing	(799,404)	(1,464,859)	(12,484)	(15,579)	—	—
Financial subtotal	(799,404)	(1,464,859)	(12,484)	(15,579)	—	—
Operating financial subtotal	5,527,373	4,931,498	529,029	613,595	63,948	137,310

Related parties transaction, net	(563,151)	—	—	—	—	—
Total exposure	4,964,222	4,931,498	529,029	613,595	63,948	137,310
DERIVATIVES
Future contracts	590,783	697,909	—	(481,644)	(313,006)	(152,117)
Non-Deliverable Forwards (NDF´s)	(4,358,480)	(3,582,562)	—	—	—	—
Total derivatives	(3,767,697)	(2,884,653)	—	(481,644)	(313,006)	(152,117)
NET EXPOSURE IN R$	1,196,525	2,046,845	529,029	131,951	(249,058)	(14,807)

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

	Consolidated
	USD		EUR		GBP		MXN		AUD
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
OPERATING
Cash and cash equivalents	11,731,290	7,604,779	485,732	329,956	77,907	97,319	—	1,314,427	16	203
Trade accounts receivable	3,741,674	2,806,266	805,675	715,733	358,850	240,823	—	649,281	5,214	1,167
Sales orders (1)	—	4,437,512	—	356,147	—	1,053,024	—	—	—	—
Trade accounts payable	(1,447,086)	(846,168)	(253,685)	(362,919)	(85,841)	(76,715)	—	(1,294,723)	(14,546)	(1,549)
Purchase orders	—	(274,549)	—	(87,203)	—	—	—	—	—	—
Operating subtotal	14,025,878	13,727,840	1,037,722	951,714	350,916	1,314,451	—	668,985	(9,316)	(179)
FINANCIAL
Margin cash	1,865	—	—	—	—	—	—	—	—	—
Advances to customers	(18,437)	(27,074)	(11,613)	(8,770)	(1,057)	(2,474)	—	—	—	—
Loans and financing	(6,029,058)	(1,485,299)	(12,484)	(15,579)	(71,859)	—	—	—	—	—
Financial subtotal	(6,045,630)	(1,512,373)	(24,097)	(24,349)	(72,916)	(2,474)	—	—	—	—
Operating financial subtotal	7,980,248	12,215,467	1,013,625	927,365	278,000	1,311,977	—	668,985	(9,316)	(179)

Total exposure	7,980,248	12,215,467	1,013,625	927,365	278,000	1,311,977	—	668,985	(9,316)	(179)
DERIVATIVES
Future contracts	1,974,870	(1,214,139)	—	(663,598)	(349,506)	(213,703)	—	—	—	—
Deliverable Forwards (DF´s)	(2,659,567)	(1,926,954)	392,824	325,834	(78,257)	(69,565)	—	—	8,058	13,778
Non-Deliverable Forwards (NDF´s)	(5,735,929)	(6,326,417)	(134,644)	24,550	(55,456)	(470,206)	—	—	—	—
Total derivatives	(6,420,626)	(9,467,510)	258,180	(313,214)	(483,219)	(753,474)	—	—	8,058	13,778
NET EXPOSURE IN R$	1,559,622	2,747,957	1,271,805	614,151	(205,219)	558,503	—	668,985	(1,258)	13,599

(1)	Sales orders, although not recorded on the Balance Sheet, were part of the Company’s risk analysis and foreign exchange exposure assessment for the purpose of contracting hedging derivatives as of December 31, 2023.

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

b1. Sensitivity analysis and derivative financial instruments breakdown as of September 30, 2024:

b1.1 USD - American dollars (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 25%			Scenario (iii) Interest rate variation - 50%
		Closing		Effect on income			Effect on income			Effect on income
Exposure of R$	Risk	exchange rate	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated
Operating	Appreciation	5.4481	5.3571	(105,723)	(234,378)	4.0861	(1,581,689)	(3,506,457)	2.7241	(3,163,389)	(7,012,939)
Financial	Depreciation	5.4481	5.3571	13,358	101,025	4.0861	199,850	1,511,402	2.7241	399,702	3,022,815
Derivatives	Depreciation	5.4481	5.3571	62,960	107,291	4.0861	941,921	1,605,150	2.7241	1,883,849	3,210,313
				(29,405)	(26,062)		(439,918)	(389,905)		(879,838)	(779,811)

			Company
			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	American dollar	Long	11,817	590,841	(2,319)	13,958	697,909	(467)

			Consolidated
			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	American dollar	Long	39,499	1,974,928	(1,739)	52,199	(1,214,139)	(10,061)

			Company
			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Non-Deliverable Forwards	American dollar	Short	(800,000)	(4,358,480)	144,897	(740,000)	(3,582,562)	35,174

			Consolidated
			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value
Deliverable Forwards	American dollar	Short	(488,164)	(2,659,567)	142,381	(398,024)	(1,926,954)	141,124
Non-Deliverable Forwards	American dollar	Short	(1,052,831)	(5,735,929)	198,227	(1,306,760)	(6,326,417)	67,656

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

b1.2 EUR - EURO (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 25%			Scenario (iii) Interest rate variation - 50%
		Closing		Effect on income			Effect on income			Effect on income
Exposure of R$	Risk	exchange rate	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated
Operating	Appreciation	6.0719	5.9828	(7,944)	(15,223)	4.5539	(135,378)	(259,430)	3.0360	(270,756)	(518,861)
Financial	Depreciation	6.0719	5.9828	183	353	4.5539	3,121	6,024	3.0360	6,242	12,048
Derivatives	Appreciation	6.0719	5.9828	—	(3,787)	4.5539	—	(64,545)	3.0360	—	(129,090)
				(7,761)	(18,657)		(132,257)	(317,951)		(264,514)	(635,903)

			Company
			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	Euro	Short	(5,155)	(313,006)	1,106	(9,000)	(481,644)	1,805

			Consolidated
			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (EUR)	Notional (R$)	Fair value	Notional (EUR)	Notional (R$)	Fair value
Future Contract	Euro	Short	(5,155)	(313,006)	1,106	(5,600)	(663,598)	2,486
Deliverable Forwards	Euro	Long	64,695	392,824	(3,454)	60,885	325,834	(9,126)
Non-Deliverable Forwards	Euro	Short	(22,175)	(134,644)	3,699	4,587	24,550	(3,157)

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

b1.3 GBP - British Pound (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 25%			Scenario (iii) Interest rate variation - 50%
		Closing		Effect on income			Effect on income			Effect on income
Exposure of R$	Risk	exchange rate	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated
Operating	Appreciation	7.2999	7.4112	975	5,351	9.1249	15,987	87,729	10.9499	31,974	175,458
Financial	Depreciation	7.2999	7.4112	—	(1,112)	9.1249	—	(18,229)	10.9499	—	(36,458)
Derivatives	Depreciation	7.2999	7.4112	(4,773)	(7,369)	9.1249	(78,252)	(120,805)	10.9499	(156,503)	(241,610)
				(3,798)	(3,130)		(62,265)	(51,305)		(124,529)	(102,610)

			Company
			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value
Future Contract	British pound	Short	(1,370)	(100,009)	111	(2,470)	(152,117)	761

			Consolidated
			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value
Future Contract	British pound	Short	(1,370)	(100,009)	111	(1,470)	(213,703)	1,069

			Consolidated
			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value
Deliverable Forwards	British pound	Short	(10,720)	(78,257)	(131)	(11,296)	(69,565)	978
Non-Deliverable Forwards	British pound	Short	(7,597)	(55,456)	(376)	(76,350)	(470,206)	315

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

b1.4 AUD - Australian Dollar (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
		Closing exchange	Exchange	Effect on income	Exchange	Effect on income	Exchange	Effect on income
Exposure of R$	Risk	rate	rate	Consolidated	rate	Consolidated	rate	Consolidated
Operating	Depreciation	3.7777	3.8321	(134)	4.7221	(2,329)	5.6666	(4,658)
Derivatives	Appreciation	3.7777	3.8321	116	4.7221	2,014	5.6666	4,029
				(18)		(315)		(629)

			Consolidated
			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (AUD)	Notional (R$)	Fair value	Notional (AUD)	Notional (R$)	Fair value
Deliverable Forwards	Australian dollar	Long	2,133	8,058	(33)	4,190	13,778	(5)

c. Commodity price risk

The Company operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Company and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

c1. Position balance in commodities (cattle) contracts of the Company:

	Company
EXPOSURE in Commodities (Cattle)	September 30, 2024	December 31, 2023
DERIVATIVES
Future contracts	(93,435)	(491)
Subtotal	(93,435)	(491)
NET EXPOSURE	(93,435)	(491)

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Sensitivity analysis:

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) @ Variation - 25%		Scenario (ii) @ Variation - 50%
		Closing		Effect on income		Effect on income		Effect on income
Exposure	Risk	price	Price	Company	Price	Company	Price	Company
Derivatives	Appreciation	274.35	279.25	(1,668)	342.94	(23,359)	411.52	(46,717)
				(1,668)		(23,359)		(46,717)

Derivatives financial instruments breakdown:

			Company
			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future Contracts	Commodities (Cattle)	Short	(1,715)	(93,435)	(367)	(6)	(491)	1

c2. Position balance in commodities (grain) derivatives financial instruments of Seara Alimentos:

	Seara Alimentos
EXPOSURE in Commodities (Grain)	September 30, 2024	December 31, 2023
OPERATING
Purchase orders	364,423	552,376
Subtotal	364,423	552,376
DERIVATIVES
Future contracts	273,017	—
Subtotal	273,017	—
NET EXPOSURE	637,440	552,376

Sensitivity analysis:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (ii) Price variation - 50%
			Effect on income		Effect on income		Effect on income
Exposure	Risk	Price	Seara Alimentos	Price	Seara Alimentos	Price	Seara Alimentos
Operating	Depreciation	(1.50)%	(5,463)	(25.00)%	(91,106)	(50.00)%	(182,212)
Derivatives	Depreciation	(1.50)%	(4,093)	(25.00)%	(68,254)	(50.00)%	(136,509)
			(9,556)		(159,360)		(318,721)

Derivatives financial instruments breakdown:

			Seara Alimentos
			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future contracts	Commodities (Grains)	Long	7,852	273,017	996	—	—	—

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

c3. Hedge accounting of Seara Alimentos:

From the third quarter of 2021, the indirect subsidiary Seara Alimentos reviewed its hedge policies and started to apply hedge accounting in grain operations, aiming at bringing stability to the subsidiary’s results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Company’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; and changes in the timing of the hedged transactions.

The derivative financial instruments designated at the September 30, 2024, as hedge accounting, according to the cash flow method, to protect the operating results in relation to the price of commodities are:

Hedge accounting - Derivative instruments	Risk factor	Quantity	Notional	Fair value
Future contracts	Commodities	7,852	273,017	996

Seara Alimentos also designates derivatives to hedge the fair value of debt instruments with floating interest rates through swaps of fixed interest rates, measured in accordance with fair value hedge accounting.

c3.1. Hedge accounting:

Below is shown the effects on income for the period, on other comprehensive income and on the balance sheet of derivative financial instruments contracted for hedging exchange rates, commodity prices and interest rates (cash flow and fair value hedges):

	Seara Alimentos
Income statement:	2024	2023

Cost of sales before hedge accounting adoption	(28,025,788)	(29,170,133)

Derivatives operating income (loss)	542	137,088
Currency	—	7,697
Commodities	542	129,391
Cost of sales with hedge accounting	(28,025,246)	(29,033,045)

Financial income (expense), net excluding derivatives	(311,177)	(97,587)

Derivatives financial income (expense), net	(591,681)	(127,915)
Currency	(467,762)	50
Commodities	(122,258)	(120,800)
Interests	(1,661)	(7,165)
Financial income (expense), net	(902,858)	(225,502)

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	Seara Alimentos
Statements of other comprehensive income (expense):	2024	2023

Financial instruments designated as hedge accounting:	5,169	(24,978)
Currency	—	297
Commodities	5,169	(25,275)
Other comprehensive income	7,830	15,306

Cash Flow Hedge Movement	December 31, 2023	OCI	September 30, 2024
Hedge accounting operations at Company Seara	(2,660)	7,830	5,170
Deferred income tax on hedge accounting	905	(2,662)	(1,757)
Total of other comprehensive income (expense)	(1,755)	5,168	3,413

Below are the effects on the balance sheet, after the adoption of hedge accounting:

	Seara Alimentos
	September 30, 2024	December 31, 2023
Balance sheet:
Derivative (liabilities)/assets	996	—
Financial instruments designated as hedge accounting:
Commodities	996	—

Derivative (liabilities)/assets	51,378	21,656
Financial instruments not designated as hedge accounting:
Exchange	51,378	24,097
Interests	—	(2,441)
Other comprehensive income (expense)	5,169	(2,660)
Currency	—	191
Commodities	5,169	(2,851)
Inventories	(3,946)	31,845
Currency	—	660
Commodities	(3,946)	31,185

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Open balance sheet position of derivative assets and liabilities:

	Seara Alimentos
	September 30, 2024	December 31, 2023
Assets:
Designated as hedge accounting	996	—
Currency	996	—

Not designated as hedge accounting	51,378	24,097
Currency	51,378	24,097

Current assets	52,374	24,097
Non-current assets	—	—

(Liabilities):
Not designated as hedge accounting	—	2,441
Interests	—	2,441
Current liabilities	—	2,441

c4. Position balance in commodities derivatives financial instruments of JBS USA:

	JBS USA
EXPOSURE in Commodities	September 30, 2024	December 31, 2023
OPERATIONAL
Firm contracts of cattle purchase	15,635,020	15,639,117
Subtotal	15,635,020	15,639,117
DERIVATIVES
Deliverable Forwards	(2,448,377)	1,883,895
Subtotal	(2,448,377)	1,883,895
NET EXPOSURE	13,186,643	17,523,012

Sensitivity analysis:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (iii) Price variation - 50%
			Effect on income		Effect on income		Effect on income
Exposure	Risk	Price	JBS USA	Price	JBS USA	Price	JBS USA
Operating	Depreciation	(2.06)%	(321,300)	(25.00)%	(3,908,755)	(50.00)%	(7,817,510)
Derivatives	Appreciation	(2.06)%	50,314	(25.00)%	612,094	(50.00)%	1,224,188
			(270,986)		(3,296,661)		(6,593,322)

Derivatives financial instruments breakdown:

			Consolidated
			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value
Deliverable Forwards	Commodities (Cattle)	Short	(449,400)	(2,448,377)	(3,449)	389,130	1,883,895	(9,595)

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

d. Liquidity risk

The table below shows the contractual obligation amounts from financial liabilities of the Company according to their maturities:

	Company
	September 30, 2024					December 31, 2023
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
Trade accounts payable and supply chain finance	6,242,113	—	—	—	6,242,113	5,934,371	—	—	—	5,934,371
Loans and financing	1,262,087	17,932	504,787	5,927,453	7,712,259	1,297,393	434,060	1,020,575	10,496,073	13,248,101
Estimated interest on loans and financing (1)	110,610	943,803	811,686	2,603,449	4,469,548	860,094	788,465	1,499,084	3,092,861	6,240,504
Derivatives liabilities	194,594	210,244	—	—	404,838	42,513	—	—	—	42,513
Payments of leases	74,958	105,990	43,087	1,825	225,860	53,037	41,810	38,596	17,587	151,030
Other financial liabilities	81,875	298,750	—	—	380,625	72,680	101,250	—	300,000	473,930

	Consolidated
	September 30, 2024					December 31, 2023
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
Trade accounts payable and supply chain finance	31,603,180	—	—	—	31,603,180	30,040,844	—	—	—	30,040,844
Loans and financing	10,121,300	166,571	14,602,648	78,394,764	103,285,283	4,316,360	828,968	5,870,259	85,806,238	96,821,825
Estimated interest on loans and financing (1)	11,851,025	4,630,988	8,836,378	35,812,594	61,130,985	6,598,186	5,095,409	9,247,444	35,778,473	56,719,512
Derivatives liabilities	553,372	211,400	—	—	764,772	698,361	—	—	—	698,361
Payments of leases	1,886,162	3,467,721	1,131,253	3,166,869	9,652,005	1,707,172	1,420,650	2,141,172	3,644,939	8,913,933
Other financial liabilities	81,875	299,482	—	84	381,441	102,452	101,250	—	300,000	503,702

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates at September 30, 2024 an December 31, 2023. Payments in foreign currencies are estimated using the September 30, 2024 and December 31, 2023 exchange rates.

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

The Company has future commitment for purchase of grains and cattle whose balances at September 30, 2024 in the amount of R$343,333 (R$442,817 at December 31, 2023), in the Company and R$157.2 billion (R$172.4 billion at December 31, 2023), in the Consolidated.

The Company has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at September 30, 2024 is R$125,788 (R$64,754 at December 31, 2023). This guarantee is larger than its collateral.

The indirect subsidiary JBS USA and its subsidiaries, has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at September 30, 2024 is R$586,569 (R$325,989 at December 31, 2023). This guarantee is larger than its collateral.

Also, the direct subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at September 30, 2024 is R$200,017 (R$250,540 in 31 de dezembro de 2023). This guarantee is larger than its collateral.

The Company has a bank loan that contains a loan covenant. A future breach of covenant may require the Company to repay the loan earlier than indicated in the above table.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on contingent consideration and derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the contingency change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

e. Risks linked to climate change and the sustainability strategy

In view the Company’s operations, there is inherent exposure to risks related to climate change. Certain Company assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change and are considered in the preparation process of these interim financial statements.

For the six-month period ended June 30, 2024, Management considered as main risk the data and assumptions highlighted below:

(i) possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Company’s biological assets, as follows:

●	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

●	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

●	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii) structural changes and their impacts on the business, such as:

●	regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

●	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

27 Approval of the financial statements

The issuance of these individual and condensed interim financial statements was approved by the Board of Directors on November 13, 2024.

BOARD OF DIRECTORS

Chairman:	Jeremiah Alphonsus O’Callaghan
Vice-Chairman:	José Batista Sobrinho
Board Member:	Wesley Mendonça Batista
Board Member:	Joesley Mendonça Batista
Independent Board Member:	Alba Pettengill
Independent Board Member:	Gelson Luiz Merisio
Independent Board Member:	Cledorvino Belini
Independent Board Member:	Francisco Turra
Independent Board Member:	Carlos Hamilton Vasconcelos Araújo
Independent Board Member:	Kátia Regina de Abreu Gomes
Independent Board Member:	Paulo Bernardo Silva

STATUTORY AUDIT COMMITTEE REPORT

The Statutory Audit Committee reviewed the individual and consolidated condensed interim financial statements for the nine month period ended September 30, 2024, at November 12, 2024. Based on the procedures performed, also considering KPMG Auditores Independentes Ltda. review report, as well as the information and clarifications received during the period, the Committee recommends that these documents are in a position to be considered by the Board of Directors.

STATUTORY AUDIT COMMITTEE

Chairman:	Carlos Hamilton Vasconcelos Araújo
Committee Member:	Paulo Sérgio Cruz Dortas Matos
Committee Member:	Gelson Luiz Merisio

Notes to the condensed financial statements for the nine month period ended September 30, 2024 and 2023

(Expressed in thousands of Brazilian reais)

FISCAL COUNCIL REPORT

The Fiscal Council, in the use of its legal and statutory attributions, examined and discussed with the Administration the earnings release and the Company's individual and consolidated condensed interim financial statements including the proposal for the earning allocation for the nine month period ended September 30, 2024, at November 13, 2024, and validated these financial condensed interim financial statements approved by the Company's Board of Directors on this date.

Based on our review, the information and clarifications received during this period and considering KPMG Auditores Independentes Ltda. audit report on the individual and consolidated financial statements, without reservations, issued on this date, the Fiscal Council was not aware of any additional fact that would lead us to believe that the aforementioned financial statements do not reflect in all material respects the information contained therein and that are in a position to be disclosed by the Company.

FISCAL COUNCIL

Chairman:	Adrian Lima da Hora
Council Member:	Demetrius Nichele Macei
Council Member:	José Paulo da Silva Filho
Council Member:	Orlando Octávio de Freitas Júnior
Council Member:	Patrícia da Silva Barros

STATEMENT OF OFFICERS ON THE FINANCIAL STATEMENTS AND ON THE INDEPENDENT AUDITORS REPORT

The Company's Officers declare at November 13, 2024, for the purposes of Article 25, paragraph 1, item V and VI of CVM Instruction No. 480 of December 7, 2009, that:

(i)	They reviewed, discussed and agreed with the independent auditors report on the individual and consolidated condensed interim financial statements for the nine month period ended September 30, 2024, and

(ii)	They reviewed, discussed and agreed with the condensed interim financial statements for the nine month period ended September 30, 2024.

STATUTORY BOARD

Global Chief Executive Officer:	Gilberto Tomazoni
Administrative and Control Officer:	Eliseo Santiago Perez Fernandez
Chief Financial Officer:	Guilherme Perboyre Cavalcanti
Officer:	Jeremiah Alphonsus O’Callaghan
Global Chief Operating Officer:	Wesley Mendonça Batista Filho

Accounting Director:	Agnaldo dos Santos Moreira Jr. (CRC SP: 244207/O-4)

* * * * *